12027684

24-10317

RECEIVED

DEC 14 2012

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Received SEC

DEC 14 2012

Washington, DC 20549

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**PRE-EFFECTIVE AMENDMENT NO. 2**
**TO**
**FORM 1-A/A**

# REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

**JURRASIC INDUSTRIES, INC.**
(Exact name of issuer as specified in its charter)

**Texas**
(State or other jurisdiction of incorporation or organization)

**902 South U.S. Hwy 81/287**
**Decatur, TX 76234**
**(940) 627-0155**
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

**Reg Lindberg**
**Chief Executive Officer**
**902 South U.S. Hwy 81/287**
**Decatur, TX 76234**
**(940) 627-0155**
(Name, address, including zip code, and telephone number, including area code, of agent for service)

| | |
|---|---|
| **3143** | **20-8058957** |
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification No.) |

Copies to:
**Andrea Cataneo, Esq.**
**Sichenzia Ross Friedman Ference LLP**
**61 Broadway, 32nd Flr.**
**New York, New York 10006**
**(212) 930-9700**
**(212) 930-9725 (fax)**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating an intention to become qualified by operation of the terms of Regulation A

## PART 1 - NOTIFICATION

**Item 1. Significant Parties**

(a) The issuer's directors:

| | Business Address | Residential Address |
|---|---|---|
| Reg Lindberg | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 260 Private Road 2219<br>Decatur, TX 76234 |
| Donna Jean Lindberg | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 260 Private Road 2219<br>Decatur, TX 76234 |

(b) The issuer's officers:

| | Business Address | Residential Address |
|---|---|---|
| Reg Lindberg<br>Chief Executive Officer | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 260 Private Road 2219<br>Decatur, TX 76234 |
| Donna Jean Lindberg<br>Secretary | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 260 Private Road 2219<br>Decatur, TX 76234 |
| Jose A. Soto III<br>Chief Financial Officer | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 82-14 256th Street<br>Floral Park, NY 11004 |

(c) The issuer's general partners: Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities

| | Shares | Percentage |
|---|---|---|
| Reg Lindberg<br>260 Private Road 2219<br>Decatur, TX 76234 | 15,000,000 | 85.20% |
| Philip R. Warth Trust<br>13 Sam's Point Lane<br>Hilton Head, SC 29926 | 1,100.000 | 6.25% |

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities

The record owners named in Item 1(d) are the only persons and entities known by the Issuer to beneficially own more than 5% of the Issuer's equity securities.

(f) Promoters of the issuer:

Reg Lindberg
Donna Jean Lindberg

(g) Affiliates of the issuer: See persons named in Items 1(a) and (b) above.

(h) Counsel to the issuer with respect to the proposed offering:

Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
Attention: Andrea Cataneo, Esq.

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

**Item 2. Application of Rule 262**

(a) State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of such persons are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

**Item 3. Affiliate Sales**

If any part of the proposed offering involves the resale of securities by affiliates of the Issuer, confirm that the following statement does not apply to the Issuer:

No part of the proposed offering involves the resale of securities by affiliates of the Issuer. Accordingly, this is not applicable.

**Item 4. Jurisdiction in Which Securities Are to be Offered**

(a) List the jurisdictions in which securities are to be offered by underwriters, dealers or salespersons:

None.

(b) List the jurisdictions in which securities are to be offered other than by underwriters, dealers or salespersons and state the method by which securities are to be offered.

We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. The securities will be offered in Texas, New York, South Carolina, Ohio, Minnesota, Illinois, Alabama, Florida, Missouri, Michigan, Louisiana, Oklahoma and Iowa. All such offerings will be made by one of our officers and/or directors.

**Item 5. Unregistered Securities Issued or Sold Within One Year**

(a) As to any unregistered securities issued or sold by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(I) The name of such issuer: Jurassic Industries, Inc.

(2) The title and amount of securities issued:
1,530,000 shares of Common Stock, no par value per share.

8% Promissory Notes in the aggregate principal amount of $932,500

(3) The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof:

The offering price for 1,415,000 shares of common stock was $0.50 per share, or aggregate gross proceeds of $727,500, based on the proposed valuation of the Company at the time of issuance. 115,000 shares were issued to attorneys and advisors for services rendered, at a price per share based on the valuation of the Company as set forth above.

The promissory notes were offered to investors at a rate of 8% per annum and mature one year from the date of issuance.

(4) The names and identities of the persons to whom the securities were issued:

| Name and Address | Securities Issued | Number of Securities Issued |
|---|---|---|
| John Prewitt Nelson | Common Stock | 20,000 |
| Dan Volkmann | Common Stock | 55,000 |
| Philip R. Warth Trust | Common Stock | 300,000 |
| David L. Templeton | Common Stock | 120,000 |
| Philip H. Stark | Common Stock | 100,000 |
| Richard A. Korn | Common Stock | 50,000 |
| Robert C. McCall | Common Stock | 100,000 |
| Jeffrey L. Murray | Common Stock | 10,000 |
| Robert Distelhorst | Common Stock | 20,000 |
| Patrick J. Wanner | Common Stock | 80,000 |
| M.B. Seales and Bonita B. Seales | Common Stock | 30,000 |
| Jimmie B. Cooper | Common Stock | 100,000 |
| Shryl Cooper | Common Stock | 100,000 |
| Jake Cooper | Common Stock | 20,000 |
| Jim Ross Cooper | Common Stock | 20,000 |
| Jill Cooper | Common Stock | 20,000 |
| Adana Green | Common Stock | 200,000 |
| Marcia J. Nunn | Common Stock | 50,000 |
| Sherri Watson | Common Stock | 20,000 |
| Harrison, Walker & Harper, LLP | Common Stock | 40,000 |
| Sichenzia Ross Friedman Ference LLP | Common Stock | 75,000 |
| Joseph Tagliaferro | Promissory Note | $5,000 face amount |
| Richard Rao | Promissory Note | $20,000 face amount |
| Hall Shatwell | Promissory Note | $10,000 face amount |
| JLR Investments, LLC | Promissory Note | $20,000 face amount |
| Thurmond Aylor | Promissory Note | $4,000 face amount |
| Philip R. Warth Trust | Promissory Note | $200,000 face amount |
| Mary Hicks | Promissory Note | $250,000 face amount |
| Matt Provoyeur and Paula Provoyeur | Promissory Note | $5,000 face amount |
| Jimmie B. Cooper | Promissory Note | $46,000 face amount |
| Mike Wixom | Promissory Note | $50,000 face amount |
| Warren L. Bush | Promissory Note | $30,000 face amount |
| Dan Volkmann | Promissory Note | $22,500 face amount |
| Mary Hicks | Promissory Note | $50,000 face amount |
| Philip R. Warth Trust | Promissory Note | $200,000 face amount |
| David L. Templeton | Promissory Note | $20,000 face amount |

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers that were sold within one year prior to the filing date of this Form I-A which were sold by or for the account of any who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (I) through (4) of paragraph (a): Not applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

The exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") under the Securities Act. The securities are only offered and sold to investors who qualify as "accredited investors" as defined in Regulation D promulgated under the Securities Act.

**Item 6. Other Present or Proposed Offerings**

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering:

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

**Item 7. Marketing Arrangements**

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item I above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: None.

(2) To stabilize the market for any of the securities to be offered: None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

Not Applicable.

**Item 8. Relationship with Issuer of Experts Named in Offering Statement**

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

**Item 9. Use of a Solicitation of Interest Document**

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification:

None.

## PART II - OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular, which is not designated as a Preliminary Offering Circular, is delivered and the offering statement filed with the Securities and Exchange Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

**SUBJECT TO COMPLETION, DATED DECEMBER 12, 2012**

### Item 1. Cover Page

**PRELIMINARY OFFERING CIRCULAR**
**JURASSIC INDUSTRIES, INC.**
902 S. Bus. Hwy. 81/287
Decatur, Texas 76234

**5,000,000 SHARES OF**
**COMMON STOCK**

This offering circular relates to the sale of 5,000,000 shares of our common stock, no par value per share by the management of Jurassic Industries, Inc. on a "best efforts, no minimum" basis at a price of $1.00 per share. Accordingly, this offering is not contingent on a minimum number of share to be sold and is on a first-come, first-served basis. The offering will begin on the initial qualification date of this offering circular and will continue for a period of 120 days from the initial qualification date of this offering circular, which may be extended for an additional 90 days if we choose to do so without further notice to prospective investors. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for expenses.

Our common stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. We intend to begin discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the OTCMarkets, Inc. upon the effectiveness of this offering circular.

**Investing in these securities involves significant risks. See "Risk Factors" beginning on page 2.**

We may amend or supplement this offering circular from time to time by filing amendments or supplements as required. You should read the entire offering circular and any amendments or supplements carefully before you make your investment decision.

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular is ________, 2012.

### Item 2. Distribution Spread

| | Price to public | Underwriting discounts and commissions | Proceeds to issuer or other persons (1) |
|---|---|---|---|
| Per Share | $1.00 | $0 | $1.00 |
| Minimum Offering | $0 | $0 | $0 |
| Maximum Offering | $5,000,000 | $0 | $5,000,000 |

(1) Offering costs are estimated to be fixed at approximately $100,000 no matter what amount of proceeds are raised from the sale of the securities described in this offering circular. These offering costs include all legal, accounting and state registration fees which we anticipate to incur in connection with this offering.

## Table of Contents

**Item 3. Summary Information, Risk Factors and Dilution**

## SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire offering circular carefully, including the "risk factors" section, the financial statements and the notes to the financial statements. As used throughout this offering circular, the terms “Jurassic,” the “Company,” “us,” and “our” refer to Jurassic Industries, Inc.

## JURASSIC INDUSTRIES, INC.

Jurassic Industries, Inc. was incorporated in Texas On October 13, 2006. We refer to Jurassic Industries, Inc. as "we", "our", "us", "its", "Jurassic" or the "Company".

The Company began informally in 1990 when Reg Lindberg, our chief Executive Officer, developed a long range plan to use the family ranch in Central Texas to produce the raw materials for western, fashion and dress boots utilizing exotic ostrich skins. He determined that the cost of exotic ostrich skins (normally imported from South Africa) represented the largest cost of production, and by raising ostriches on his ranch, he could thereby reduce the cost of manufacturing exotic ostrich footwear and insure a consistent high-quality product and have a continuous supply. With that ultimate goal in mind, Mr. Lindberg began extensive research into the South African ostrich leather industry to gain optimal knowledge concerning the specific processes that pertain to ostrich leather production. He began a 20 year program of breeding and developing his own heard of ostriches utilizing all three breeds: Tanzania Red-Necked, Namibia Blue-Necked, and African Black. Cross-breeding allowed for hybrid vigor. The ranch now has a herd of 747, and each bird yields approximately 4 pair of western boots.

Jurassic Ranch Boots are designed in-house by our own design team, and updates are evaluated on a quarterly basis. Our ostrich hides are sent to a tannery in Leon, Mexico and then to a manufacturer where our boots are hand-made and hand-lasted for quality and comfort. On hand inventory is closely monitored, and orders to the factory are based on customer demand.

Our products fall into two primary categories: (1) footwear and (2) meat-by products. The following summarizes the percentage of our revenues derived from each of these categories for the past two years:

| Category | 2011 | 2010 |
|---|---|---|
| Footwear | 99.31% | 97.57% |
| Meat by-products | 0.69% | 2.49% |

There is currently no public market for our common stock. We are currently in discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the OTCMarkets, Inc. upon the effectiveness of this offering circular.

We are registering shares of our common stock for sale pursuant to this offering circular in order to allow us to sell their holdings in the public market and to begin developing a public market for our securities. Our management would like a public market for our common stock to develop in order to be able to seek public financing opportunities in the future.

For the nine months ended September 30, 2012, we generated $1,350,414 in revenue and a net income of $142,016. For the year ended December 31, 2011, we generated $1,801,532 in revenue and a net income of $109,724. For the year ended December 31, 2010, we generated $246,479 in revenue and a net loss of $(154,015).

Our executive offices are located at 902 S. Bus. Hwy. 81/287, Decatur, Texas 76234, and our telephone number is 940-627-0155. We are a Texas corporation.

The Offering

| | |
|---|---|
| Common stock outstanding before the offering...................... | 17,605,776 shares |
| Common stock being offered.................................................. | Up to 5,000,000 shares |
| Common stock to be outstanding after the offering................ if all the offered shares are sold | 22,605,776 shares |
| Use of proceeds.................................................................. | If we are successful at selling all the shares being offered by our Company, our gross proceeds from such offering will be $5,000,000. We intend to use these proceeds for the expansion of Jurassic Ranch and the production of Jurassic Ranch Boots. |
| Risk Factors.......................................................................... | An investment in the Company is highly speculative and involves substantial risks. Prospective investors should carefully review and consider the factors described under *Risk Factors* below. |

## RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this offering circular. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

### Risks Related to Our Financial Results

**IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING, OUR BUSINESS OPERATIONS WILL BE HARMED. EVEN IF WE DO OBTAIN ADDITIONAL FINANCING OUR THEN EXISTING SHAREHOLDERS MAY SUFFER SUBSTANTIAL DILUTION.**

We will require additional funds to operate our business, develop and implement a marketing and sales program and address all necessary infrastructure concerns. We anticipate that we will require up to approximately $5,000,000 to fund our continued operations for the next twelve months. Such funds may come from the sale of equity and/or debt securities and/or loans. It is possible that additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to raise the required capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

**OUR FINANCIAL RESULTS DEPEND ENTIRELY UPON OUR ABILITY TO RAISE OSTRICHES, AND FACTORS THAT ADVERSELY AFFECT OUR RANCHING ACTIVITIES, INCLUDING WEATHER CONDITIONS, WILL ADVERSELY AFFECT OUR FINANCIAL RESULTS AND BUSINESS OPERATIONS.**

Our success depends heavily on the vitality of our ostriches. Weather conditions, such as floods, heat waves or droughts, and pervasive livestock diseases can affect our ranching activities. While the state of Texas experienced drought and drought-like conditions during 2011, weather conditions did not, and to date have not, had an effect on our ranching activities. Water used in the raising of our ostriches and in the irrigation of our grazing crops comes from a communal deep well. The ranch also has its own deep well for private use. In addition, the Bosque River runs through the ranch property providing an additional source of water. Should weather conditions effect our ranching activities in the future, our business results and financial conditions could be adversely affected.

## Risks Related To Our Business

### OUR INABILITY TO CONTINUE OPERATING OUR RANCH MAY INTERRUPT OUR SUPPLY OF OSTRICH.

We operate a ranch to grow the ostrich leather which is used in our products. While historically we have not experienced significant difficulties in having enough ostrich in quantities sufficient for our operations, there can be no assurance we may experience some capacity constraints in the future. Any significant unanticipated ability to have enough ostrich for leather could materially affect our results of operations.

### THE TIMING AND AMOUNT OF CAPITAL REQUIREMENTS ARE NOT ENTIRELY WITHIN OUR CONTROL AND CANNOT ACCURATELY BE PREDICTED AND AS A RESULT, WE MAY NOT BE ABLE TO RAISE CAPITAL IN TIME TO SATISFY OUR NEEDS, OR COMMENCE OPERATIONS.

We will need to raise additional capital to implement our business plan. We have no commitments for financing, and we cannot be sure that any financing would be available in a timely manner, on terms acceptable to us, or at all. Further, any equity financing could reduce ownership of existing stockholders and any borrowed money could involve restrictions on future capital raising activities and other financial and operational matters. Additionally, even if we do raise sufficient capital and generate revenues to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop our business to a level where it will generate profits and cash flows from operations.

### THE UNITED STATES AND GLOBAL ECONOMIC SLOWDOWN AND ONGOING DISRUPTIONS IN THE FINANCIAL MARKETS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON CONSUMER AND CORPORATE SPENDING AND OUR BUSINESS IN WAYS THAT WE CANNOT CURRENTLY PREDICT. CONSUMER AND CORPORATE SPENDING CAN SIGNIFICANTLY IMPACT OUR OPERATING RESULTS, AND NATIONAL OR LOCAL CATASTROPHES, ELEVATED TERRORISM ALERTS OR NATURAL DISASTERS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR OPERATING RESULTS.

Our business depends on discretionary consumer and corporate spending. The recent combination of severely tightened credit markets, stringent and costly borrowing conditions, deterioration of residential real estate and mortgage markets, unprecedented stock market declines and fluctuating oil and commodity prices, among other factors, have led to historically low levels of consumer confidence and recessionary conditions. The direction and strength of the United States economy, including the financial and credit markets, currently is uncertain due to these factors. Many of these conditions and uncertainties also exist in varying degrees throughout the global markets.

Many factors related to discretionary consumer spending can adversely impact recreational and entertainment spending and significantly impact our operating results. Consumer disposable income and spending are affected by economic conditions such as employment rates, high or rising fuel prices, difficult consumer credit and housing markets, interest and tax rates and inflation. Many factors affect corporate spending such as general economic and other business conditions, including consumer spending, high or rising fuel prices, interest and tax rates, hurricanes, flooding, earthquakes and other natural disasters, elevated terrorism alerts, terrorist attacks, military actions and inflation, as well as various industry and other business conditions, including corporate marketing and promotional spending and interest levels. Such factors or incidents, even if not directly impacting us, could disrupt or otherwise adversely impact our customers, markets and consumer spending in general. Also, recent or future governmental actions may control, influence or otherwise restrict corporate spending or spending trends. These factors can impact regional and national consumer and corporate spending sentiment, and adversely affect attendance at our events, suite rentals, sponsorship, advertising and hospitality spending, concession and souvenir sales and driving schools and other track rentals. These factors also can affect the financial results of present and potential sponsors and other customers of our facilities and events and of the industry. Negative factors such as challenging economic conditions, governmental actions that impact spending, public concerns over additional national security incidents and air travel, particularly when combined, can impact corporate and individual customer spending and each negative factor can have varying effects on our operating results. All of the aforementioned factors, among others, can have a material adverse impact on our future operating results and growth.

Government responses and actions may or may not successfully restore stability to the credit and consumer markets and improve economic conditions in the foreseeable future. There can be no assurance that government response to the economic slowdown and disruptions in the financial and credit markets will stabilize the economy or financial and credit markets for long periods. Record state and federal budgetary deficits could result in government responses such as higher consumer and corporate income or other tax rates. Governmental spending deficits could lead to higher interest rates and continued difficult borrowing conditions for consumers and corporate customers. These economic conditions might not improve or could worsen and when these conditions may ultimately improve cannot be determined at this time. These severe economic conditions and governmental actions have and may further adversely impact various industries of our consumer and corporate customers, resulting in spending declines that could adversely impact our revenues and profitability. There can be no assurance that consumer and corporate spending will not be further adversely impacted by current or unforeseen economic conditions, thereby possibly having a material adverse impact on our future operating results and growth.

**IF WE ARE UNABLE TO ESTABLISH SUFFICIENT SALES AND MARKETING CAPABILITIES OR ENTER INTO AND MAINTAIN APPROPRIATE ARRANGEMENTS WITH THIRD PARTIES TO SELL, MARKET AND DISTRIBUTE OUR SERVICES, OUR BUSINESS WILL BE HARMED.**

We have limited experience as a company in the sale, marketing and distribution of our services. To achieve commercial success, we must develop sales and marketing capabilities and enter into and maintain successful arrangements with others to market our products.

If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable. If our current or future partners do not perform adequately, or we are unable to locate or retain partners, as needed, in particular geographic areas or in particular markets, our ability to achieve our expected revenue growth rate will be harmed.

**OUR BUSINESS MAY BE AFFECTED BY FACTORS OUTSIDE OF OUR CONTROL.**

Our ability to increase sales, and to profitably distribute and sell our products and services, is subject to a number of risks, including changes in our business relationships with our principal distributors, competitive risks such as the entrance of additional competitors into our markets, pricing and technological competition, risks associated with the development and marketing of new products and services in order to remain competitive and risks associated with changing economic conditions and government regulation.

**WE MAY NOT BE ABLE TO COMPETE WITH CURRENT AND POTENTIAL FOOTWARE COMPANIES, SOME OF WHOM HAVE GREATER RESOURCES AND EXPERIENCE THAN WE DO.**

The footwear industry is intensely competitive, highly fragmented and subject to rapid change. We do not have the resources to compete with our existing competitors or with any new competitors. We compete with many companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business as we may never be able to develop clients for our services.

**WE WILL NEED TO RAISE ADDITIONAL EQUITY OR DEBT FINANCING IN THE FUTURE.**

We will need to raise financing in the future to fund our operations. If successful in raising additional financing, we may not be able to do so on terms that are not excessively dilutive to our existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, balance sheet and stock price and require us to implement cost reduction initiatives and curtail operations.

**WE MAY BE UNABLE TO MANAGE OUR GROWTH OR IMPLEMENT OUR EXPANSION STRATEGY.**

If management is unable to adapt to the growth of our business operations, we may not be able to expand our product and service offerings, our client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

**IF WE ARE UNABLE TO RETAIN THE SERVICES OF MR. LINDBERG OR IF WE ARE UNABLE TO SUCCESSFULLY RECRUIT QUALIFIED MANAGERIAL AND FIELD PERSONNEL HAVING EXPERIENCE IN THE FOOTWARE INDUSTRY, WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS.**

Our success depends to a significant extent upon the continued services of Mr. Lindberg, our chief executive officer. Loss of the services of Mr. Lindberg could have a material adverse effect on our growth, revenues, and prospective business. In order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified managerial and field personnel having experience in the ranching and footwear manufacturing business. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

**WE ARE CONTROLLED BY CURRENT OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS.**

Following completion of the Offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 82.85% of the outstanding shares of our common stock, assuming 10% of shares being offered hereunder, or 500,000 shares, is sold by the Company or 66.35% of the outstanding shares of our common stock, assuming the maximum number of shares being offered hereunder is sold by the Company. So long as our directors, executive officers and principal stockholders and their affiliates controls a majority of our fully diluted equity, they will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. This controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

**OUR OPERATIONS MAY BE HARMED IF WE ARE UNABLE TO MANAGE OUR INVENTORY PROPERLY.**

The fashion-oriented nature of our products and the rapid changes in customer preferences leave us vulnerable to an increased risk of inventory obsolescence. Thus, our ability to manage our inventories properly is an important factor in its operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales and brand loyalty. Conversely, excess inventories can result in lower gross margins due to the excessive discounts and markdowns that might be necessary to reduce inventory levels. Our inability to effectively manage our inventory would have a material adverse effect on our business, financial condition and results of operations.

**WE RELY ON FOREIGN MANUFACTURERS FOR PRODUCTIONS OF SHOES AND ANY INTERRUPTIONS COULD DISRUPT OUR ABILITY TO FILL CUSTOMER ORDERS AND HAVE A MATERIAL IMPACT ON OUR ABILITY TO OPERATE.**

We do not own or operate any manufacturing facilities and are therefore dependent upon independent third parties for the manufacture of all of our products. The inability of a manufacturer to ship orders to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks inherent in foreign operations include work stoppages, transportation delays and interruptions, changes in social, political and economic conditions which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on our business, financial condition and results of operations. We do not believe that any such economic or political condition will materially affect our ability to purchase products, since a variety of materials and alternative sources are available. However, we cannot be certain that we will be able to identify such alternative sources without delay (if ever) or without greater cost to us. Our inability to identify and secure alternative sources of supply in this situation would have a material adverse effect on our business, financial condition and results of operations.

Due to the North American Free Trade Agreement (NAFTA), products originating in the U.S. for sale in the U.S. may be exported into Mexico for manufacturing, and imported back to the U.S. without tariff fees. This allows us to produce our boots at a much lower price than our competition. The United States and the countries in which our products are sold, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our business, financial condition and results of operations.

**DUE TO THE HIGH LEVEL OF COMPETITION IN THE FOOTWEAR INDUSTRY WE MIGHT FAIL TO COMPETE EFFECTIVELY, WHICH WOULD HARM OUR FINANCIAL CONDITION AND OPERATING RESULTS.**

The footwear industry is highly competitive and barriers to entry are low. Our competitors include specialty companies as well as companies with diversified product lines. The recent market growth in the sales of footwear has encouraged the entry of many new competitors and increased competition from established companies. Most of these competitors have significantly greater financial and other resources than we do and there can be no assurance that we will be able to compete successfully with other footwear companies. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on our business, financial condition and results of operations. We believes effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and plans to continually employ these elements as we develop our products. Our inability to effectively advertise and market our products could have a material adverse effect on our business, financial condition and results of operations.

**FLUCTUATION IN FOREIGN CURRENCY COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR OPERATIONS.**

We make most of our sales in U.S. dollars. However, we source substantially all of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we sell our products. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

**Risks Related To This Offering And Our Securities**

**THIS OFFERING IS BEING MADE ON A BEST EFFORTS BASIS WITH NO ESCROW ACCOUNT SO THAT WE WILL RECEIVE ALL PROCEEDS FROM SALES EVEN IF WE DO NOT SELL ALL OF THE SHARES OFFERED HEREBY.**

We are making this offering on a best efforts basis, and we need not sell any minimum number of shares in this offering. We cannot assure you that any or all of the shares will be sold. We have not established an escrow account for the proceeds of this offering and all proceeds will be paid directly to us as subscriptions are received and accepted by us. Subscriptions are irrevocable.

**OUR FAILURE TO SELL ALL OF THE SHARES OFFERED HEREBY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS PLAN.**

Our business plans require that a portion of the net proceeds from the sale of the shares offered hereby will be used for development of our website and expansion of our operations. Accordingly, if less than all of the shares offered are sold, we may have to delay or modify our plan and proceed on a much slower or smaller scale with a lower likelihood of success. We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If additional funds are needed to implement our business plans, we may be required to seek additional financing. We may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to us or to the purchasers of the shares offered hereby.

**IF YOU PURCHASE SHARES IN THIS OFFERING, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.**

The $1.00 per share offering price of the common stock being sold under this offering circular has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value. Accordingly, if you purchase shares in this offering, you will experience immediate and substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities.

**THERE IS CURRENTLY NO PUBLIC MARKET FOR OUR COMMON STOCK. FAILURE TO DEVELOP OR MAINTAIN A TRADING MARKET COULD NEGATIVELY AFFECT THE VALUE OF OUR SHARES AND MAKE IT DIFFICULT OR IMPOSSIBLE FOR YOU TO SELL YOUR SHARES.**

Prior to this offering, there has been no public market for our common stock and a public market for our common stock may not develop upon completion of this offering. While we will attempt to have our common stock quoted on the OTCMarkets, Inc, there is no assurance we will be able to do so. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for you to sell your shares or recover any part of your investment in us. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile. In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.

Even if our common stock is quoted on the OTCMarkets, Inc, the OTCMarkets, Inc provides a limited trading market. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

**OUR COMMON STOCK WILL BE SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC.**

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

**WE HAVE NOT PAID DIVIDENDS IN THE PAST AND DO NOT EXPECT TO PAY DIVIDENDS IN THE FUTURE. ANY RETURN ON INVESTMENT MAY BE LIMITED TO THE VALUE OF OUR COMMON STOCK.**

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant.

## DILUTION

If you purchase our securities in this offering, your interest will be diluted to the extent of the difference between the public offering price per unit and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing our net tangible assets (tangible assets less total liabilities) by the number of shares of our common stock issued and outstanding as of September 30, 2012.

Our net tangible book value at September 30, 2012 was $865,006, or $0.0491 per share, based on 17,605,776 shares of our common stock outstanding.

After giving effect to the issuance and sale of 25% of the shares in this offering (1,250,000 shares) at the public offering price of $1.00 per share, less the estimated offering expenses, our adjusted net tangible book value at September 30, 2012 would be $2,015,006 or $0.1034 per share. This represents an immediate increase in net tangible book value of $0.05427 per share to existing stockholders and an immediate dilution of $0.8966 per share to investors in this offering. The following table illustrates this per share dilution:

| | | | | |
|---|---|---|---|---|
| Public offering price per share | | | $ | 1.00 |
| Net tangible book value per share as of September 30, 2012 | $ | 0.0491 | | |
| Increase per share attributable to investors in this offering | $ | 0.05427 | | |
| Adjusted net tangible book value per share as of September 30, 2012 | | | $ | 0.1034 |
| Dilution per share to investors in this offering | | | $ | 0.8966 |

After giving effect to the issuance and sale of 50% of the shares in this offering (2,500,000 shares) at the public offering price of $1.00 per share, less the estimated offering expenses, our adjusted net tangible book value at September 30, 2012 would be $3,265,006 or $0.1591 per share. This represents an immediate increase in net tangible book value of $0.11001 per share to existing stockholders and an immediate dilution of $0.8409 per share to investors in this offering. The following table illustrates this per share dilution:

| | | | | |
|---|---|---|---|---|
| Public offering price per share | | | $ | 1.00 |
| Net tangible book value per share as of September 30, 2012 | $ | 0.0491 | | |
| Increase per share attributable to investors in this offering | $ | 0.11001 | | |
| Adjusted net tangible book value per share as of September 30, 2012 | | | $ | 0.1591 |
| Dilution per share to investors in this offering | | | $ | 0.8409 |

After giving effect to the issuance and sale of 75% of the shares in this offering (3,750,000 shares) at the public offering price of $1.00 per share, less the estimated offering expenses, our adjusted net tangible book value at September 30, 2012 would be $4,515,006 or $0.2084 per share. This represents an immediate increase in net tangible book value of $0.15923 per share to existing stockholders and an immediate dilution of $0.7916 per share to investors in this offering. The following table illustrates this per share dilution:

| | | | | |
|---|---|---|---|---|
| Public offering price per share | | | $ | 1.00 |
| Net tangible book value per share as of September 30, 2012 | $ | 0.0491 | | |
| Increase per share attributable to investors in this offering | $ | 0.15923 | | |
| Adjusted net tangible book value per share as of September 30, 2012 | | | $ | 0.2084 |
| Dilution per share to investors in this offering | | | $ | 0.7916 |

After giving effect to the issuance and sale of all of the shares in this offering (5,000,000 shares) at the public offering price of $1.00 per share, less the estimated offering expenses, our adjusted net tangible book value at September 30, 2012 would be $5,765,006 or $0.2521 per share. This represents an immediate increase in net tangible book value of $0.203 per share to existing stockholders and an immediate dilution of $0.7479 per share to investors in this offering. The following table illustrates this per share dilution:

| | | | | |
|---|---|---|---|---|
| Public offering price per share | | | $ | 1.00 |
| Net tangible book value per share as of September 30, 2012 | $ | 0.0491 | | |
| Increase per share attributable to investors in this offering | $ | 0.203 | | |
| Adjusted net tangible book value per share as of September 30, 2012 | | | $ | 0.2521 |
| Dilution per share to investors in this offering | | | $ | 0.7479 |

The foregoing illustration does not reflect potential dilution from the exercise of any convertible securities to purchase shares of our common stock.

**Item 4. Plan of Distribution**

## PLAN OF DISTRIBUTION

**The Offering**

We are offering up to a total of 5,000,000 shares of common stock on a best efforts basis. The offering price is $1.00 per share. The offering will begin on the initial qualification date of this offering circular and will continue for a period of 120 days from the initial qualification date of this offering circular, which may be extended for an additional 90 days if we choose to do so without further notice to prospective investors. In our sole discretion, we have the right to terminate the offering at any time, even before we have sold the 5,000,000 shares. There are no specific events which might trigger our decision to terminate the offering.

We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. We cannot assure you that all or any of the shares offered under this offering circular will be sold. No one has committed to purchase any of the shares offered. Therefore, we may only sell a nominal amount of shares and receive minimal proceeds from the offering. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

Any accepted subscriptions will be made on a rolling basis and we will not wait until the end of the offering period to close each accepted subscription. Once accepted, the funds will be deposited into an account maintained by us and be immediately available to us. Subscription funds will not be placed into escrow, trust or any other similar arrangement. There are no investor protections for the return of subscription funds once accepted. Once we receive the purchase price for the shares, we will be able to use the funds. Certificates for shares purchased will be issued and distributed promptly after a subscription is accepted and funds are received in our account.

We will sell the shares in this offering in the states of Texas, New York, Ohio, Missouri, Louisiana, Alabama, South Carolina, Illinois, Colorado, Florida, Rhode Island, North Dakota, New Mexico, Michigan, North Carolina, Minnesota and Iowa through Reg Lindberg our President. The foregoing individual will not receive any commission from the sale of the shares nor will he register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. The foregoing individuals satisfy the requirements of Rule 3(a)4-1 in that:

1. None of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;
2. None of such persons is compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3. None of such persons is, at the time of his participation, an associated person of a broker- dealer; and
4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not a broker or dealer, or an

associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we are comfortable that we will be able to satisfy the requirements of Rule 3a4-1 of the Exchange Act notwithstanding that a portion of the proceeds from this offering will be used to pay the salaries of our officers.

We may invite broker-dealer participation in this offering but currently do not have anything in place at this time.

We intend to contact individuals and institutions known by us to be sophisticated, high net worth investors, and who we feel would be interested in this offering. We will meet with these potential investors in our offices, on an individual basis, to discuss our offering. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

**Offering Period and Expiration Date**

The offering will begin on the initial qualification date of this offering circular and will continue for a period of 120 days from the initial qualification date of this offering circular, which may be extended for an additional 90 days if we choose to do so without further notice to prospective investors.

**Procedures for Subscribing**

If you decide to subscribe for any shares in this offering, you must deliver a check or certified funds for acceptance or rejection. There are no minimum share purchase requirements for individual investors. All checks for subscriptions must be made payable to "Jurassic Industries, Inc." Upon receipt, all funds provided as subscriptions will be immediately deposited into our account and be available.

**Right to Reject Subscriptions**

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours of our having received them.

**Penny Stock Regulations**

You should note that our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

**Blue Sky Restrictions on Resale**

If we sell shares of our common stock under this offering circular in the United States, we will also need to comply with state securities laws, also known as "Blue Sky laws," with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor's. The broker for a selling security holder will be able to advise a selling security holder which states our common stock is exempt from registration with that state for secondary sales.

Any person who purchases shares of our common stock from a selling security holder under this offering circular who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

**Item 5. Use of Proceeds**

**USE OF PROCEEDS**

Assuming we sell all of the shares offered hereby, we estimate that the gross proceeds from this offering will be sufficient to satisfy our full business plan. If less than the maximum proceeds are received, absent other revenues, we may need to curtail our business plans. We reserve the right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof in order to make necessary adjustments in light of changes in the fashion marketplace, which may, for example, require increases in inventory or promotional expenditures. We have assumed that our offering costs are estimated to be fixed at $100,000 no matter what amount of proceeds are raised from the sale of the securities described in this offering circular. These offering costs include all legal, accounting and state registration fees which we anticipate to incur in connection with this offering.

| | 5% | 10% | 25% | 50% | 75% | 100% |
|---|---|---|---|---|---|---|
| **TOTAL GROSS PROCEEDS** | **$250,000** | **$500,000** | **$1,250,000** | **$2,500,000** | **$3,750,000** | **$5,000,000** |
| Offering Costs | $100,000 | $100,000 | $100,000 | $100,000 | $100,000 | $100,000 |
| **TOTAL NET PROCEEDS** | **$150,000** | **$400,000** | **$1,150,000** | **$2,400,000** | **$3,650,000** | **$4,900,000** |
| **RANCH OPERATION** | | | | | | |
| *Gross Offering Proceeds:* | | | | | | |
| Feed & Care of Flock (including breeder birds) | $63,485 | $126,970 | $317,425 | $634,850 | $952,275 | $1,269,700 |
| Working Capital for Ranch Expansion/Improvements | $0 | $50,000 | $150,000 | $300,000 | $450,000 | $600,000 |
| Excess Cash for Ranch Operation | $0 | $25,000 | $125,000 | $300,000 | $475,000 | $650,000 |
| **BOOT OPERATION** | | | | | | |
| *Use of New Offering Proceeds* | | | | | | |
| Cost of Goods/Receivables (@ $130.00 per pair) | $71,500 | $143,000 | $357,500 | $715,000 | $1,072,500 | $1,430,000 |
| Marketing, Sales Promotions & Website Expansion (7%) | $5,005 | $10,010 | $25,025 | $50,050 | $75,075 | 100,100 |
| Overhead (4%) | $2,860 | $5,720 | $14,300 | $28,600 | $42,900 | $57,200 |
| Salesmen Commissions (10%) | $7,150 | $14,300 | $35,750 | $71,500 | $107,250 | $143,000 |
| Excess Cash for Boot Operation | $0 | $25,000 | $125,000 | $300,000 | $475,000 | $650,000 |

## Item 6. Description of Business

### BUSINESS

### Overview and History

Jurassic Industries, Inc. was incorporated in Texas On October 13, 2006. We refer to Jurassic Industries, Inc. as "we", "our", "us", "its", "Jurassic" or the "Company".

The Company began informally in 1990 when Reg Lindberg, our chief Executive Officer, developed a long range plan to use the family ranch in Central Texas to produce the raw materials for western, fashion and dress boots utilizing exotic ostrich skins. He determined that the cost of exotic ostrich skins (normally imported from South Africa) represented the largest cost of production, and by raising ostriches on his ranch, he could thereby reduce the cost of manufacturing exotic ostrich footwear and insure a consistent high-quality product and have a continuous supply. With that ultimate goal in mind, Mr. Lindberg began extensive research into the South African ostrich leather industry to gain optimal knowledge concerning the specific processes that pertain to ostrich leather production. He began a 20 year program of breeding and developing his own heard of ostriches utilizing all three breeds: Tanzania Red-Necked, Namibia Blue-Necked, and African Black. Cross-breeding allowed for hybrid vigor. The ranch now has a herd of 747 breeder birds. Each breeder bird can produce an average of 20 eggs per season. Once an ostrich reaches one year of age, their hides can produce at least four (4) pair of boots.

Jurassic Ranch Boots are designed in-house by our own design team, and updates are evaluated on a quarterly basis. Our ostrich hides are sent to a tannery in Leon, Mexico and then to a manufacturer where our boots are hand-made and hand-lasted for quality and comfort. On hand inventory is closely monitored, and orders to the factory are based on customer demand.

### Products

Our products fall into two primary categories: (1) footwear and (2) meat-by products. The following summarizes the percentage of our revenues derived from each of these categories for the past two years:

| Category | 2011 | 2010 |
|---|---|---|
| Footwear | 99.31% | 97.51% |
| Meat By-products | 0.67% | 2.49% |

### Footwear

We believe that handmade, old-time classic boot crafting is still the best way to construct quality boots. Our commitment to quality and detail is evident from the top of the boot to the bottom, both inside and out. Our company markets completely handmade, hand-lasted boots as opposed to our competition. Our insoles, outsoles and the inner linings are constructed of top grade cowhide. Our stacked heels are all leather. Our boots are engineered with an exclusive conforming foot bed for unsurpassed comfort and fit.

Our premium ostrich hides are a combination of three superior ostrich breeds - Tanzania Red-Necked, Namibia Blue-Necked, and African Black, which are raised on our own ranch. While historically we have not experienced any significant difficulties in having enough ostrich in quantities sufficient for our operations, there can be no assurance we may experience some capacity constraints in the future. Any significant unanticipated ability to have enough ostrich for leather could materially affect the results of our operations. In the event that we are unable to produce a sufficient quantity of hides to be used in the manufacturing our boots, we have the option to purchase green salted, raw skins from other producers in the United States, Canada and Mexico.

### Ranch Operations

With our selective breeding, we are able to produce very high quality ostrich. We plan to capitalize on this advantage with the expansion of our operation once additional working capital is in place. Years of observation have proven that the key to success in producing the optimum number of ostriches is to provide sufficient area per bird (ostriches are grazers, similar to cattle). By having ample space per bird, the bird is more relaxed, which promotes a healthier feather growth, producing unblemished, higher quality leather. Our ostrich forage on the wheat fields of our Central Texas Ranch, dramatically lowering our cost of production. We purchase a special blend of feed directly from the mill, formulated for optimum growth and egg production. We also purchase additional feed sources, such as alfalfa and corn, directly from farmers at commodity prices. The company does not purchase any feed at retail prices, allowing for a cost reduction in raising the birds. The whole process of raising ostrich begins with a good foundation of breeding stock, there by producing a larger number of fertile eggs.

**Raw Materials and Sources of Supply**

Our Company's best advantage is our autonomy, allowing us to control our own source of supply and ensure the highest quality product. Not only are the hides of our ostriches used in producing our boots, the meat from the birds is processed and sold to various meat wholesalers at an average price of $5.00 per pound. Our ranch has been in business for over 20 years, enabling us to formulate a breeding/raising production plan for maximum quality and cost results. Having mastered the parameters of breeding, incubation and raising of the birds, we are able to produce birds with the best hides and the most meat. Adult birds are then shipped to a USDA processing plant, where the meat is removed and the hides are salted and sent to the tannery in Mexico for final processing in the production of our boots. In today's market the demand for ostrich meat is larger than we can currently supply.

**Product Sales**

Currently our boot products are exclusively sold through approximately 120 western dealers nationwide. These dealers purchase our products on an as ordered basis upon receipt of an order from a customer and are typically payable by the retailer within 30 days of delivery. Customers may also inquire about our products on our website: www.jurassicboots.com and any request for the purchase of our products is referred by the Company to our closest retailer. The company has two salesmen devoted to selling our footwear products, with plans to expand our sales force to seven in the near future. Our meat is sold to various meat wholesalers for restaurants and health focused food stores.

**Distribution**

We distribute our products through western retail stores and wholesale meat distributors.

**Advertising and Marketing**

Plans to create customer/retailer awareness and create branding of our products are as follows:

Direct Mail - Information/Catalogues will be sent to leading retailers in the Western Market promoting our line of Boots.

Print and Catalog Advertising - We plan for our footwear to be advertised in a variety of Western Lifestyle Magazines and Catalogues.

Internet Advertising - This will be a two-fold process. Currently we have a company website promoting our footwear products. We also plan to cross-promote on various other Western Wear websites and websites directed towards the western lifestyle.

Trade Shows - We are currently slated to attend two trade shows in the near future, with plans to increase our participation in several tradeshows for 2013. This will allow us to expand awareness of our products and services to a maximum audience in a minimal amount of time.

**Seasonality**

The demand for western boots stays relatively consistent throughout the year, with at increase in sales during the holiday season. During the summer months when the peak rodeo/performance horse events are in full swing, sales of boots remain brisk in the western market for men, women and children. Fashion trends such as wearing dresses/skirts with western boots in the spring and summer keep boot sales steady.

**Backlog**

As of November 30, 2012, we had a backlog of firm orders totaling approximately $380,000. We anticipate that a significant amount of this backlog will be shipped during the fourth quarter ending December 31, 2012.

**Manufacturing**

Our products are manufactured in Leon, Mexico. After extensive research, Mexico offered the best combination of quality and low production costs. Hides are shipped to a tanning facility in Mexico from the meat processing plant for tanning and use in producing our boots. Once tanning is complete, the company has an exclusive agreement with a boot manufacturer to manufacture our boots. Due to the North American Free Trade Agreement (NAFTA), products originating in the U.S. for sale in the U.S. may be exported into Mexico for manufacturing, and imported back to the U.S. without tariff fees. Hides are shipped from the meat processing plant to Mexico, where they are then sent to the manufacturing facility. We have two full-time employees located on site - a Boot

Engineer/Designer and a Production Manager/Quality Control Supervisor. The finished products are then shipped back to our warehouse in Decatur, TX through the NAFTA Program which eliminates us from paying import/export tariffs.

Meat from our birds is processed at a USDA meat plant, where it is then sold to meat wholesalers for use in the retail market.

We maintain a strategic partnership with both our manufacturer Siete Legues in Leon, Mexico and a meat wholesaler Nutri-tech in McPherson, KS. Half of the manufacturing floor at Siete Legues is dedicated to the construction of our boots at an average cost of $130.00 USD. Currently Nutri-tech purchases all of the meat commodity at an average cost of $5.50 per lb (approx. $500 per bird). We are in the process of completing a retail website where meat will be sold via the website for $20.00 per lb. Once these sales begin through our website, we will discontinue our relationship with Nutritech. We keep the hide (skin) and export the hides directly to our manufacturer in Leon, Mexico where it is tanned and finished (colored and softened). We enter into purchase orders for the manufacturing of our boots from our manufacturer in Leon, Mexico on an as-needed basis at a cost of approximately $60.00 to $140.00 USD per pair of boots, such cost contingent on the style of boot ordered.

**Trademarks and Trade Names; Patents;**

Our principal trade names are Jurassic Ranch Boots, Donna Jean Boots, and Kids Jurassic, and our principal trademarks for our various products sold under our principal trade names have not been registered in the United States. We intend to register our trademarks in the near future.

We regard our trade name and trademarks as valuable assets and believe that they are important factors in marketing our products. We seek to protect and vigorously defend our trade name and trademarks against infringement under the laws of the United States and other countries. In addition, we seek to protect and vigorously defend our patents, designs, copyrights and all other proprietary rights covering components and features used in various footwear, apparel and accessories under applicable laws.

**Competition**

Our footwear and accessories products are marketed in highly competitive environments that are subject to changes in consumer preference. Product quality, performance, design, styling and pricing, as well as consumer awareness, are all important elements of competition in the footwear and accessories markets we serve. Although the footwear industry is fragmented to a great degree, many of our competitors are larger and have substantially greater resources than we do, including other major boot manufacturing companies - several of which compete directly with some of our products. In addition, we face competition from retailers who have established products under private labels, and from direct mail companies in the United States. However, we do not believe that any of our principal competitors offer a complete line of ostrich products that provide the same quality and performance as our products.

**Environmental Matters**

Compliance with federal, state and local environmental regulations has not had, nor is it expected to have, any material effect on our capital expenditures, earnings or competitive position based on information and circumstances known to us at this time.

**Research and Development**

For the fiscal years ended December 31, 2011 and 2010, the Company did not spend any money on research and development activities. During the fiscal years ended December 2009, 2008 and 2007, the Company incurred research and development expenses of $352,765.

## EMPLOYEES

We had approximately 9 full and part-time employees at December 1, 2012. Our management considers our employee relations to be good. None of our employees are represented by a labor union, and we have never suffered a material interruption of business caused by labor disputes involving our own employees.

## LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is currently not aware of any such legal proceedings or claims that they believe will have, individually or in the aggregate, a material adverse affect on its business, financial condition or operating results.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

**Forward-Looking Statements**

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

**Background**

Jurassic Industries, Inc. was incorporated in Texas on October 13, 2006. We sell our products to retail accounts through our stores located in Decatur, Texas and internet sales.

To date our sources of cash have been limited to our own internal cash flows generated by earnings, private placements of our common stock, and issuance of promissory notes at fixed interest rates. Our future growth will require substantial additional infusions of cash. Our management plans to finance this growth with additional equity issuances. We cannot finance our growth without additional capital. If sufficient funds are not available, we may have to lower our growth expectations and scale down our expansion plans.

**Liquidity and Capital Resources**

For the years ended December 31, 2011 and December 31, 2010, the Company had cash on hand of $183,789 and $42,320, respectively. In 2010, the loss in profit is a reflection of a temporary stall in operations from a lack of working capital. In 2010, we completed our catalog/line of western boots and shoes consisting of 127 styles, with all research and development expenses paid. We will continue to have additional research and development expenses as we create new products to meet market demand. Jurassic Ranch Boots currently has plans to update its website, software, accounting systems, and implement a marketing plan for the branding of our product names. These updates are scheduled for 2013.

In 2011, to obtain funding for our operations, we entered into a securities purchase agreement with 19 accredited investors pursuant to which the investors purchased 1,505,000 shares of Common Stock at a price per share of $0.50, for gross proceeds of approximately $752,500 less $106,775 in transaction fees. These funds were used for the expansion of our ranching and manufacturing operations.

In 2010, to obtain funding for our ongoing operations, we entered into a securities purchase agreement with 8 accredited investors pursuant to which the investors purchased 584,400 shares of Common Stock at a price per share of $0.50, for gross proceeds of approximately $291,000. These funds were used for the expansion of our ranching and manufacturing operations.

During 2012, we issued promissory notes to eight (8) people for total aggregate proceeds of $673,500. The notes bear interest at a rate of 8% per annum and are due 12 months from the date of issuance. The $673,500 aggregate principal amount of notes are due in the following manner: $305,000 are due in January 2013, $91,000 are due in February 2013, $7,500 are due in March 2013, $50,000 is due and payable in July 2013, $220,000 is due and payable in August 2013. During the first quarter of 2012, the Company converted notes having with an aggregate principal amount of $225,000, plus $51,883 in accrued but unpaid interest, into 381,376 shares of the Company's common stock.

During 2011, we issued promissory notes to nine (9) people for total aggregate proceeds of $296,000. The notes bear interest at a rate of 8% per annum and are due 12 months from the date of issuance. As of the date hereof, the Company has not repaid any principal amount that is due and payable under these notes. In accordance with the terms of the notes, any default in the payment of the principal of the note, as and when such is due and payable is an event of default. If an event of default occurs, the full principal amount of the notes, together with all accrued but unpaid interest thereon, shall become due and payable immediately at the election of the holders of the notes. As of the date hereof, none of the noteholders have demanded acceleration of payment under notes. As of September 30, 2012, the Company has accrued interest in the amount of $34,501 under the notes. The parties intend to convert all principal and accrued but unpaid interest that is due and payable under the notes into shares of the Company's common stock at a price per share equal to $0.50 when the Company's securities are quoted for trading on the OTCMarkets, Inc.

During 2010, we issued promissory notes to three (3) people for total aggregate proceeds of $32,000. The notes bear interest at a rate of 8% per annum and are due 12 months from the date of issuance. As of the date hereof, the Company has not repaid any principal amount that is due and payable under these notes. In accordance with the terms of the notes, any default in the payment of the principal of the note, as and when such is due and payable is an event of default. If an event of default occurs, the full principal amount of the notes, together with all accrued but unpaid interest thereon, shall become due and payable immediately at the election of the holders of the notes. As of the date hereof, none of the noteholders have demanded acceleration of payment under notes. As of the date hereof, none of the noteholders have demanded acceleration of payment under notes. As of September 30, 2012, the Company has accrued interest in the amount of $5,163 under the notes. The parties intend to convert all principal and accrued but unpaid interest that is due and payable under the notes into shares of the Company's common stock at a price per share equal to $0.50 when the Company's securities are quoted for trading on the OTCMarkets, Inc.

During the nine months ended September 30, 2012, the Company sold 60,000 shares of common stock at a price of $0.50 per share for aggregate gross proceeds of $30,000 and the Company issued 106,067 shares to attorneys and advisors for services rendered, at a price per share based on the valuation of the Company as set forth above. During the year ended December 31, 2011, the Company sold 1,505,000 shares of common stock at a price of $0.50 per share for aggregate gross proceeds of $752,500. During the year ended December 31, 2010, the Company sold 584,400 shares of common stock at a price of $0.50 per share for aggregate gross proceeds of $291,000.

Investment purchases for property, plant, and equipment were made through the years 2009 through 2012 for a total of $661,644.

On December 9, 2009, we and Lindberg Land & Cattle, LLC, an entity controlled by Reg Lindberg, our chief executive officer (collectively, the "Borrower"), entered into a loan agreement (the "Loan Agreement") with First Community Bank, N.A. (the "Bank"). The Loan Agreement provides that the U.S. Small Business Administration ("SBA") authorized a loan from the Bank to Borrower in the amount of $750,000 (the "Loan"). The Loan is due and payable on December 9, 2019. The initial interest rate on the Loan is 6% per annum. The initial interest rate will be adjusted every calendar quarter to equal 2.75% above the prime rate in effect on the first business day of each month.

Beginning on the two (2) month anniversary of the closing of the Loan, the Borrower must pay principal and interest payments of $8,378.00. The Bank will apply each installment payment first to pay interest accrued to the day Lender receives the payment then to principal. Borrower may prepay the Loan at any time. As partial collateral and security for the Loan, the Borrower granted the Bank a first and superior lien on all accounts and inventory of the Borrower and a second lien on the Borrower's real estate. In addition, Reg Lindberg, our chief executive officer, and Donna Jean Lindberg, our secretary, agreed to provide a guaranty to the Bank for the Loan. Current principal balance on Loan is $593,794 as of December 1, 2012.

Pursuant to Section 7(b) of the Loan Agreement, until the Loan and all other obligations and liabilities of the Borrower under the Loan Documents (as defined in the Loan Agreement) are fully paid and satisfied, Borrower, and each Guarantor as defined in the Loan Agreement) to the extent that the stated action or information relates to such Guarantor, will not, without the prior written consent of the Lender, change the ownership structure of or ownership of the equity interests of the Borrower. On November 26, 2012, the Borrow and Bank entered into a letter agreement (the "Letter") pursuant to which the Lender agreed to (i) waive any failure of Borrower to obtain the consent of the Lender pursuant to Section 7(b) of the Loan Agreement prior to the issuance of any equity securities by the Company on or prior to the date of the Letter, (ii) provided its consent in accordance with Section 7(b) of the Loan Agreement for the change in the ownership structure of or ownership of the equity interests of the Borrower as a result of any issuance of equity securities by the Company on or prior to the date of the Letter and (iii) provided its consent in accordance with Section 7(b) of the Loan Agreement for the change in the ownership structure of or ownership of the equity interests of the Borrower as a result of any issuance of equity securities by the Company that may occur on or after the date of the Letter, provided the issuance of any equity securities on or after the date of the Letter shall not exceed, aggregate gross proceeds of $5,000,000 to the Company.

We expect significant expenditures during the next 12 months, contingent upon raising capital. These expenditures would include the cost of materials used in manufacturing our products as well as an increase in accounts receivables. The expansion of the live animals used in the making of our boots will also require additional financing.

By adjusting our operations and development to the level of capitalization, we believe we have sufficient capital resources to meet projected cash flow. However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations, and liquidity and financial condition.

In order to obtain capital, we will need to sell additional shares of our common stock or borrow funds from private lenders. There can be no assurance that we will be successful in obtaining additional funding. Additional investments are being sought, but we cannot guarantee that we will be able to obtain such investments. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, the lack of a trading price of our common stock and a downturn in the U.S. stock and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we may not achieve our projected revenues.

**Plan of Operation and Financing Needs**

Our plan of operations in the two years succeeding our offering in accordance with this offering circular will be focused on: (1) increasing our sales through investments in inventory, (2) expand our customer base of dealers to encompass the 48 states and Canada, (3) increase marketing and promotion of our footwear brands through print media and internet marketing, (4) increase our professional sales team for maximum infiltration of the market, (5) increase internet sales through development and expansion of our internet site, and (6) expand ostrich production which will yield extra leather for our footwear and meat by-products.

Assuming we sell all of the shares being offered pursuant to this offering circular, we anticipate we will use the proceeds of the offering to build an additional 25 breeders pens, an additional incubation building of 12,000 sq feet, a 6,000 sq foot hatching facility, and a 2,860 sq foot baby chick barn. These upgrades and improvements will cost approximately $1,270,000 and will assist us with expanding our herd of ostriches by 4,000 per year to approximately 12,000 ostriches per year. We will also use the proceeds, assuming we sell all of the shares being offered pursuant to this offering circular, to increase our boot inventory to approximately $1,400,000, which will allow us to sell and deliver approximately 10,000 more pairs of boots, increase our dealer network from approximately 120 stores to approximately 700 stores, increase our sales force from approximately 2 persons to 7 persons, increase marketing efforts for the sale of our boots in industry publications, and help us build out our e-commerce/point-of-sale website.

Assuming we sell 75% of the shares being offered pursuant to this offering circular (3,750,000 shares), we anticipate we will use the proceeds of the offering to build an additional 18 breeders pens, an additional incubation building of 9,000 sq feet, a 4,500 sq foot hatching facility, and a 2,145 sq foot baby chick barn. These upgrades and improvements will cost approximately $953,000 and will assist us with expanding our herd of ostriches by 3,000 per year to approximately 9,000 ostriches per year. We will also use the proceeds, assuming we sell all of the shares being offered pursuant to this offering circular, to increase our boot inventory to approximately $1,073,000, which will allow us to sell and deliver approximately 8,250 more pairs of boots, increase our dealer network from approximately 120 stores to approximately 525 stores, increase our sales force from approximately 2 persons to 5 persons, increase marketing efforts for the sale of our boots in industry publications, and help us build out our e-commerce/point-of-sale website.

Assuming we sell 50% of the shares being offered pursuant to this offering circular (2,500,000 shares), we anticipate we will use the proceeds of the offering to build an additional 12 breeders pens, an additional incubation building of 6,000 sq feet, a 3,000 sq foot hatching facility, and a 1,430 sq foot baby chick barn. These upgrades and improvements will cost approximately $635,000 and will assist us with expanding our herd of ostriches by 2,000 per year to approximately 6,000 ostriches per year. We will also use the proceeds, assuming we sell all of the shares being offered pursuant to this offering circular, to increase our boot inventory to approximately $715,000, which will allow us to sell and deliver approximately 5,500 more pairs of boots, increase our dealer network from approximately 120 stores to approximately 410 stores, increase our sales force from approximately 2 persons to 4 persons, increase marketing efforts for the sale of our boots in industry publications, and help us build out our e-commerce/point-of-sale website.

Assuming we sell 25% of the shares being offered pursuant to this offering circular (1,250,000 shares), we anticipate we will use the proceeds of the offering to build an additional 6 breeders pens, an additional incubation building of 3,000 sq feet, a 1,500 sq foot hatching facility, and a 715 sq foot baby chick barn. These upgrades and improvements will cost approximately $317,425 and will assist us with expanding our herd of ostriches by 1,000 per year to approximately 3,000 ostriches per year. We will also use the proceeds, assuming we sell all of the shares being offered pursuant to this offering circular, to increase our boot inventory to approximately $357,500, which will allow us to sell and deliver approximately 2,750 more pairs of boots, increase our dealer network from approximately 120 stores to approximately 265 stores, increase our sales force from approximately 2 persons to 3 persons, increase marketing efforts for the sale of our boots in industry publications, and help us build out our e-commerce/point-of-sale website.

**Results of Operations**

**Three and Nine Months Ended September 30, 2012**

Total Revenue for the three and nine months ending September 30, 2012 was $518,138 and $1,350,414 respectively.

Cost of Goods Sold for the three and nine months ending September 30, 2012 was $224,568 and $606,396, respectively.

Gross Profit for the three and nine months ending September 30, 2012 was $293,570 and $744,018, respectively.

Operating Expenses for the three and nine months ending September 30, 2012 was $194,200 and $532,595, respectively.

Income before Income Tax Benefit for the three and nine months ending September 30, 2012 was $99,369 and $211,423, respectively.

Deferred Income (Tax) for the three and nine months ending September 30, 2012 was $(34,081) and $(69,407), respectively.

Net Income for the three and nine months ending September 30, 2012 was $65,268 and $142,016, respectively.

**Fiscal Years Ended December 31, 2011 and December 31, 2010**

Total Sales for the fiscal year ended December 31, 2011 and December 31, 2010 were $1,814,032 and $246,479, respectively, an increase of 736%. The difference in total sales between the corresponding periods is attributable to new working capital and an increase in retail sales with our dealers.

Cost of Goods Sold for the fiscal year ended December 31, 2011 and December 31, 2010 were $883,019 and $129,400, respectively, a 682% increase. The difference in cost of goods sold between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Gross Profit for the fiscal year ended December 31, 2011 and December 31, 2010 were $931,013and $117,077, respectively, an increase of 795%. The difference in gross profit between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Operating Expenses for the fiscal year ended December 31, 2011 was $778,598 as compared to $342,101 for the fiscal year ended December 31, 2010, or a 228% increase. The difference in operating expenses between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Income (Loss) before Income Tax Benefit for the three months ended December 31, 2011 and 2010 were $152,415 and $(225,023), respectively, an increase of $377,432. The difference in Income (Loss) before Income Tax Benefit between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Net Income (Loss) for the fiscal year ended December 31, 2011 and December 31, 2010 were $109,724 and $(154,015), respectively, an increase of $263,739. The difference in net income between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

**Inventory**

On September 30, 2012, our total inventory was $1,315,515, consisting of the following product inventory: $131,765 in finished boots, $367,871 in finished leather, $213,695 in green salted hides, $392,340 in boots in progress and $209,844 in ostrich slaughter birds. On December 31, 2011, our total inventory was $726,091, consisting of the following product inventory:$241,390 in finished boots, $52,216 in finished leather, $147,666 in green salted hides, $177,797 in boots in progress and $107,022 in ostrich slaughter birds. The increase in inventory between September 30, 2012 and December 31, is primarily attributable to our increase in finished leather to fill orders in a timely fashion as well as our increase in production to fulfill the demand for our products during the 3rd quarter of 2012.

**Off-Balance Sheet Arrangements**

The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

**Item 7. Description of Property**

## FACILITIES

We currently lease an office facility located at 902 S. Bus. Hwy. 81/287, Decatur, TX 76234. This office consists of approximately 1,150 square feet which we rent for $915 per month. The lease has a term of 5 years, which began on October 30, 2006 and expires on November 30, 2011. On May 31, 2011, we exercised our option to renew our lease agreement for an additional five year period beginning on December 1, 2011 and expiring on November 30, 2016.

We currently lease a ranch located at 1093 CR 3310, Valley Mills, TX 76689, consisting of approximately 335 acres. This ranch is leased by the Company from Lindberg Land & Cattle, LLC, a company controlled by Reg Lindberg, the Company's chief executive officer. The lease is for a term of 10 years, which began on May 15, 2009 and expires on May 14, 2019, for a yearly price of $132,000.

The ranch is used for breeding and raising of ostriches. Nine structures are located on the ranch - one barn, 48 x 60, used as a baby chick house and incubation area and for storage of grain and feed. One barn, 40 x 60, used for storage of equipment. One barn, 44 x 65, for a chick house. Four outbuildings used as chick barns. There are two residences on the property - one brick home utilized by Mr. Lindberg, who resides there 3 days per week, and another mobile home utilized by the ranch foreman as his primary residence. This residence is provided by Mr. Lindberg as part of the requirement that a foreman must live on site.

Assuming we sell all of the shares being offered pursuant to this offering circular, we anticipate we will use the proceeds of the offering to build an additional 25 breeders pens, an additional incubation building of 12,000 sq feet, a 6,000 sq foot hatching facility, and a 2,860 sq foot baby chick barn. These upgrades and improvements will assist us with expanding our herd of ostriches to approximately12,000 ostriches per year.

Factory equipment owned by us is located in Leon, Mexico and includes clickers, clicker machines, lasts and patterns used by the factor employees for the production of our boots. Clickers are needed to cut each component used to construct a finished boot, i.e., the outer vamp, inside lining, insoles, outsoles, etc. A boot can require as many as 20 clickers, depending on its design and style. A separate clicker machine is used to cut each piece of material used in the construction of a boot/shoe. Lasts are used in the construction of our footwear to "mold" the boot/shoe, and a separate last is required for each style, as well as each size in each style. We currently have 127 styles of boots/shoes, with 10 sizes in each style. Other factory equipment owned includes two tanning drums for the tanning of our hides. Separate patterns are required for each style of footwear as well as each size.

**Item 8. Directors, Executive Officers and Significant Employees**

## DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers and directors and their respective ages and positions as of December 10, 2012 are as follows:

| Name | Age | Position |
|---|---|---|
| Reg Lindberg | 68 | Chief Executive Officer and Director |
| Donna Jean Lindberg | 60 | Secretary and Director |
| Jose A. Soto III | 29 | Chief Financial Officer |

**Executive Biographies**

**Reg Lindberg,** President and Director - Mr. Lindberg has been our Chief Executive Officer and Director since October 2006. From February 1982 to November 1990 Mr. Lindberg served as President & CEO of Ivory Coach, a van conversion company. From December 1990 to November 1992 Mr. Lindberg served as Salesman of Smith RVs a Retail Recreational Vehicle company. From December 1992 to September 2006 Mr. Lindberg served as President & CEO for Safari Hides an Import/Exporter of Ostrich and Ostrich Leather.

**Donna Jean Lindberg,** Secretary and Director – Ms. Lindberg has been our Secretary and Director since October 2006. Ms. Lindberg received a Bachelor of Arts degree from the University Of North Texas in 1973. From May 1973 to August 2012 Ms. Lindberg has been employed by American Airlines.

**Jose A. Soto III,** Chief Financial Officer – Mr. Soto has been our Chief Financial Officer since December of 2009. From 2005 to 2007 Mr. Soto served as a loan consultant for Quadrant Funding, specializing in residential, commercial, and SBA loans. In 2008 Mr. Soto was employed by Princeton Global Networks serving as a manager of their sales force until he opened IABL, Inc a marketing and data company which he still owns and operates.

**Board of Directors**

Our Directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Each of our directors currently receives no compensation for their service on the Board of Directors.

**Family Relationships**

Reg Lindberg and Donna Jean Lindberg are husband and wife. Except as described in the previous sentence, there are no family relationships between any director, executive officer, or person nominated or chosen by the registrant to become a director or executive officer.

**Involvement in Certain Legal Proceedings**

To our knowledge, during the past five years, none of our directors or executive officers have been party to a petition under any bankruptcy proceed or convicted in a criminal proceed (excluding traffic violations and other minor offenses).

**Item 9. Remuneration of Directors and Officers**

**EXECUTIVE COMPENSATION**

The following table sets forth the annual and long-term compensation paid to our Chief Executive Officer and the other executive officers who earned more than $100,000 per year at the end of the last completed fiscal year.

**Summary Compensation Table**

| Name & Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Reg Lindberg President | 2011 | $60,000 | 0 | 0 | 0 | 0 | 0 | 0 | $60,000 |
| | 2010 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Donna Jean Lindberg | 2011 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 2010 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Secretary and Director | | | | | | | | | |
| Jose A. Soto III | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | |
| Chief Financial Officer | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | |

We do not have any employment agreements with our officers. We do not maintain key-man life insurance for any of our executive officers or directors. We do not have any long-term compensation plans or stock option plans.

**Directors Compensation**

The directors of our company do not presently receive compensation for their services as members of the Board.

**Item 10. Security Ownership of Management and Certain Securityholders**

**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**

The following table sets forth certain information, as of December 10, 2012 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

| Name of Beneficial Owner (1) | Number of Shares Beneficially Owned (2) | Amount owned before the offering | Amount owned after the offering (5) |
|---|---|---|---|
| Reg Lindberg | 15,000,000 | 85.20% | 66.35% |
| Donna Jean Lindberg (3) | 15,000,000 | 85.20% | 66.35% |
| Jose A. Soto III | 0 | 0% | 0% |
| Officers and Directors as a Group (3 persons) | 15,000,000 | 85.20% | 66.35% |
| 5% Shareholders | | | |
| Philip R. Warth Trust (4)<br>13 Sam's Point Lane<br>Hilton Head, SC 29926 | 1,100,000 | 6.25% | 4.87% |

(1) The address of each person is c/o Jurassic Industries, Inc., 902 South U.S. Hwy 81/287, Decatur, Texas 76234 unless otherwise indicated herein.

(2) The calculation in this column is based upon 17,605,776 shares of common stock outstanding on August 28, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or exercisable within 60 days of August 28, 2012 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(3) Represents 15,000,000 shares held by her spouse Reg Lindberg, the Company's CEO. Ms. Lindberg disclaims beneficial ownership with respect to the shares held by Reg Lindberg.

(4) PhilipR. Warth has sole voting and dispositive power over the shares held by the Philip R. Warth Trust.

(5) Assumes all the shares in the offering have been sold

**Item 11. Interest of Management and Others in Certain Transactions**

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently lease a ranch located at 1093 CR 3310, Valley Mills, TX 86689, consisting of approximately 335 acres. This ranch is leased by the Company from Lindberg Land & Cattle, LLC, a company controlled by Reg Lindberg, the Company's chief executive officer. The lease is for a term of 10 years, which began on May 15, 2009 and expires on May 14, 2019, for a yearly price of $132,000.

On December 9, 2009, Jurassic Industries, Inc. and Lindberg Land & Cattle, LLC, an entity controlled by Reg Lindberg, our chief executive officer (collectively, the "Borrower"), entered into a loan agreement (the "Loan Agreement") with First Community Bank, N.A. (the "Bank"). The Loan Agreement provides that the U.S. Small Business Administration ("SBA") authorized a loan from the Bank to Borrower in the amount of $750,000 (the "Loan"). The Loan is due and payable on December 9, 2019. The initial interest rate on the Loan is 6% per annum. The initial interest rate will be adusted every calendar quarter to equal 2.75% above the prime rate in effect on the first business day of each month.

Beginning on the two (2) month anniversary of the closing of the Loan, the Borrower must pay principal and interest payments of $8,378.00. The Bank will apply each installment payment first to pay interest accrued to the day Lender receives the payment then to principal. Borrower may prepay the Loan at any time. As partial collateral and security for the Loan, the Borrower granted the Bank a first and superior lien on all accounts and inventory of the Borrower and a second lien on the Borrower's real estate. In addition, Reg Lindberg, our chief executive officer, and Donna Jean Lindberg, our secretary, agreed to provide a guaranty to the Bank for the Loan. Current principal balance on Loan is $593,794 as of December 1, 2012.

Pursuant to Section 7(b) of the Loan Agreement, until the Loan and all other obligations and liabilities of the Borrower under the Loan Documents (as defined in the Loan Agreement) are fully paid and satisfied, Borrower, and each Guarantor as defined in the Loan Agreement) to the extent that the stated action or information relates to such Guarantor, will not, without the prior written consent of the Lender, change the ownership structure of or ownership of the equity interests of the Borrower. On November 26, 2012, the Borrow and Bank entered into a letter agreement (the "Letter") pursuant to which the Lender agreed to (i) waive any failure of Borrower to obtain the consent of the Lender pursuant to Section 7(b) of the Loan Agreement prior to the issuance of any equity securities by the Company on or prior to the date of the Letter, (ii) provided its consent in accordance with Section 7(b) of the Loan Agreement for the change in the ownership structure of or ownership of the equity interests of the Borrower as a result of any issuance of equity securities by the Company on or prior to the date of the Letter and (iii) provided its consent in accordance with Section 7(b) of the Loan Agreement for the change in the ownership structure of or ownership of the equity interests of the Borrower as a result of any issuance of equity securities by the Company that may occur on or after the date of the Letter, provided the issuance of any equity securities on or after the date of the Letter shall not exceed, aggregate gross proceeds of $5,000,000 to the Company.

**Item 12. Securities Being Offered**

## DESCRIPTION OF SECURITIES TO BE REGISTERED

### Common Stock

We are authorized to issue 100,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share. As of December 10, 2012, we had 17,605,776 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon the liquidation, dissolution or winding up of our affairs. Holders of shares of our common stock do not have preemptive, subscription or conversion rights.

Holders of shares of our common stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of our outstanding voting securities can elect all of our directors.

Our payment of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to pay any cash dividends in the foreseeable future, but we intend to retain all earnings, if any, for use in our business.

PART F/S

## INDEX TO FINANCIAL STATEMENTS

JURASSIC INDUSTRIES, INC.
BALANCE SHEET
December 31, 2011 and 2010

| ASSETS | Dec. 31,2011 | Dec. 31, 2010 |
|---|---|---|
| **Current assets** | | |
| Cash in bank | $ 183,790 | $ 42,320 |
| Accounts receivable less bad debts | 412,140 | 53,040 |
| Product inventories | | |
| Finished boots inventory | 241,390 | 100,046 |
| Finished leather | 52,216 | 48,980 |
| Green salted hides | 147,666 | 1,300 |
| Work in process | 177,797 | 78,891 |
| Ostrich slaughter birds | 107,022 | - |
| Total inventory | 726,091 | 229,217 |
| Total current assets | 1,322,021 | 324,577 |
| **Property, plant and equipment:** | | |
| Total property, plant and equipment | 619,636 | 589,655 |
| Less depreciation allowed | (342,509) | (255,181) |
| Net property, plant and equipment | 277,127 | 334,474 |
| **Deferred tax benefit** | 82,717 | 125,408 |
| **Total Assets** | $ 1,681,865 | $ 784,459 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | 34,130 | 275,125 |
| Accrued interest payable | 68,213 | 29,193 |
| Taxes payable | - | - |
| Investor notes payable | 553,000 | 257,000 |
| Current portion of long term debt | 62,588 | 60,610 |
| **Total Current Liabilities** | 717,931 | 621,928 |
| **Long-Term Liabilities** | | |
| Notes Payable - Long-Term less current portion | 585,325 | 646,147 |
| **Total Long-Term Liabilities** | 585,325 | 646,147 |
| **Stockholders' Equity** | | |
| Retained earnings (current) | (664,892) | (774,616) |
| Common stock, no par value, 100,000,000, authorized and 17,605,776,shares issued and outstanding | 1,043,500 | 291,000 |
| **Total Stockholders' Equity** | 378,608 | (483,616) |
| **Total Liabilities and Stockholders' Equity** | $ 1,681,864 | $ 784,459 |

JURASSIC INDUSTRIES, INC.
STATEMENTS OF INCOME
For Year Ending December 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **Income** | | |
| Boot sales | $ 1,801,532 | $ 240,469 |
| Meat sales | 12,500 | 6,010 |
| | 1,814,032 | 246,479 |
| **Cost of Goods Sold** | | |
| Cost of materials | 393,614 | 64,514 |
| Cost of labor | 364,647 | 62,839 |
| Other manufacturing costs | 124,758 | 2,048 |
| Less Cost of Goods Sold | 883,019 | 129,401 |
| **Gross profit** | 931,013 | 117,078 |
| **Operating Expenses** | | |
| Advertising | 9,721 | 996 |
| Automobile expense | 11,654 | 4,104 |
| Contract labor | 26,536 | 20,064 |
| Sales commission | 81,902 | 16,308 |
| Customs | 25,989 | 1,653 |
| Depreciation | 87,328 | 84,803 |
| Feed | 63,133 | 38,306 |
| Freight | 17,872 | 3,284 |
| Insurance | 8,845 | 6,441 |
| Interest | 79,713 | 63,811 |
| Legal & accounting | 5,876 | 4,066 |
| Office expenses | 3,876 | 3,161 |
| Payroll expenses | 182,805 | 56,331 |
| Rent | 11,664 | 11,664 |
| Repairs | 6,472 | 3,546 |
| Ranch supplies | 4,961 | 1,547 |
| Syndication costs | 106,775 | - |
| Meals | 4,574 | 1,234 |
| Travel | 17,650 | 6,196 |
| Taxes - Other | 4,631 | 1,814 |
| Utilities | 16,622 | 12,772 |
| Total Operating Expenses | 778,599 | 342,101 |
| **Income before Income Tax Benefit** | 152,414 | (225,023) |
| **Current tax benefit** | | 71,009 |
| **Deferred tax expense** | (42,691) | |
| **Net Income** | $ 109,724 | (154,014) |
| **Net income to attributable Jurassic Industries, Inc.** | | |
| Basic earning (loss) per share | $ 0.0948 | (1.1320) |
| Basic weighted average shares outstanding | 1,157,317 | 136,050 |

JURASSIC INDUSTRIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011 and 2010

| | Dec. 31, 2011 | Dec. 31.2010 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 152,415 | $ (296,032) |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | 87,328 | 67,663 |
| Deferred income taxes | - | - |
| (Increase) decrease in: | | |
| Trade accounts receivable | (359,100) | (31,593) |
| Inventory | (496,874) | (39,947) |
| Deferred income taxes | 42,691 | - |
| Increase (decrease) in: | (240,995) | |
| Trade accounts payable | 39,020 | 51,576 |
| Accrued interest | | 19,350 |
| Taxes payable | - | - |
| Current portion of long-term debt | 1,978 | - |
| Income taxes payable | - | - |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | (773,537) | $ (228,983) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Acquisition of equipment | (29,981) | (118,280) |
| **NET CASH USED BY INVESTING ACTIVITIES** | (29,981) | (118,280) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from sale of securities | 752,500 | 291,000 |
| New borrowings | | |
| Long-term | | |
| Short-term | 296,000 | 32,000 |
| Debt reduction | | |
| Long-term | (58,844) | (43,243) |
| Short-term | | |
| Dividends paid | - | - |
| **NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES** | $ 989,656 | 279,757 |
| **NET DECREASE IN CASH** | 186,138 | (67,506) |
| **CASH AT BEGINNING OF YEAR** | 42,320 | 38,817 |
| **CASH AT END OF YEAR** | 228,458 | $ (28,689) |
| **SUPPLEMENTAL DISCLOSURES** | | |
| Interest paid | 79,713 | 63,811 |
| Income taxes paid | | |

JURASSIC INDUSTRIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For Year Ending December 31, 2011 and 2010

| | Common Stock | | Retained Earnings | Total |
|---|---|---|---|---|
| | Shares | Amount | | |
| BALANCE, Due December 31,2009 | | | $ (620,602) | $ (620,602) |
| COMPREHENSIVE INCOME<br>Net Income (loss) | | | (154,014) | (154,014) |
| SHARES SOLD | 584,400 | 291,000 | | 291,000 |
| DEBT CONVERTED TO STOCK | | | | |
| ADDITIONAL SHARES AUTHORIZED AND ISSUED | | | | |
| BALANCE, December 31, 2010 | 584,400 | 291,000 | (774,616) | (483,616) |
| BALANCE, December 31, 2010 | 584,400 | 291,000 | (774,616) | (483,616) |
| COMPREHENSIVE INCOME<br>Net income (loss) | | | 109,724 | 109,724 |
| SHARES SOLD | 1,505,000 | 752,500 | | 752,500 |
| DEBT CONVERTED TO STOCK | | | | |
| ADDITIONAL SHARES AUTHORIZED AND ISSUED | | | | |
| BALANCE, MARCH 31, 2012 | 2,089,400 | $ 1,043,500 | $ (664,892) | $ 378,608 |

JURASSIC INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review

Management has evaluated subsequent events through July 26, 2012, the date on which the financial statements were available to be issued.

Nature of Operations

Jurassic specializes in making ostrich boots and shoes for men, women and youth. They produce hand-crafted products from ostrich hides bred and raised by them on a ranch in Central Texas. Raising their own ostrich allows their Company greater autonomy in that they can control and supply much of their own materials, thereby insuring their source of supply as well as allowing them to control the quality of materials for their products. The ostrich skins are tanned and dyed directly under their supervision and then sent to a manufacturing facility where the resulting skins are made into boots according to their designs and specifications. Jurassic employees oversee all aspects of their manufacturing, including the production process completed in Leon, Mexico.

The costs related to production animals that will be used for slaughter are capitalized. These costs would include fuel, feed, supplies and labor. These costs are held as inventory slaughter birds in that within one year they will slaughtered and are shown as inventory per FASB ACS paragraph 950-360-25-4.

Also production animals that will be held for breeding purposes are also capitalized as fixed asset property and then depreciated over the life of the bird. The costs associated with the up keep of such birds are expensed as incurred.

Management does not allocate the costs between the boots and meat products. The sale of the meat has been a byproduct of the slaughtered bird and in the past the sale of the meat has been immaterial.

Their customer market for their western footwear currently consists of the Rocky Mountain States, Texas, Oklahoma, Louisiana, Arkansas, and the Tennessee Valley States.

Jurassic also sells the meat products from the ostriches once the hides have been removed for the manufacturing of their footwear.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that is still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Allowance of Bad Debts

Jurassic has no history of any bad debts. Management is currently studying a process to determine an appropriate calculation for future allowances.

Inventory

The Company's inventory is valued at the lower of cost (first in, first out) or market using the retail method.

Depreciation

The Company's equipment and leasehold improvements are depreciated using primarily the straight-line method.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2011 and 2010 were $9,721 and $996, respectively.

Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently plus deferred taxes for operating losses that are available to offset future taxable income.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has a lease agreement with Lindberg Land & Cattle, LLC which is wholly owned by the president and chief executive officer of the Company. The details of the lease are disclosed in Note G.

On May 5, 2009 the Company and Lindberg Land & Cattle, LLC signed a lease of which no lease payments were made. Subsequently the lease was rescinded and a new lease agreement was signed. Lindberg Land & Cattle, LLC does not intend to pursue for any payments from the previous lease.

There were no other significant transactions between the Company and its parent or related companies during the years ended December 31, 2011 and 2010.

NOTE C - EQUIPMENT AND LEASHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

| | 2011 | 2010 |
|---|---|---|
| Ranch leasehold improvements | $ 172,078 | $ 172,078 |
| Ranch equipment | 154,716 | 134,785 |
| Building leasehold improvements | 2,351 | 2,351 |
| Factory leasehold improvements | 16,882 | 16,882 |
| Factory equipment | 57,459 | 57,459 |
| Ostrich breeding stock | 216,150 | 206,100 |
| Less Accumulated depreciation | 342,509 | 255,332 |
| | $ 277,127 | $ 334,323 |

NOTE D - DEBT

The Company's long-term debt consists of the following:

Note payable to a financial institution at 6%, payments due monthly maturing on

| | |
|---|---|
| December 9, 2019, secured by all assets. | $ 647,913 |
| | $ 647,913 |

The following is a summary of principal maturities of long-term debt during the next five years:

| | |
|---|---|
| 2012 | $63,442.00 |
| 2013 | 67,291.00 |
| 2014 | 71,441.36 |
| 2015 | 75,847.70 |
| 2016 | 80,525.80 |

NOTE E - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its agricultural and grazing premises and office space under lease agreements. All of the agreements provide for minimum lease payments. All of the leases contain renewal options.

The following is a schedule of future minimum lease payments required under the leases:

| | |
|---|---|
| 2012 | $ 73,200 |
| 2013 | 141,600 |
| 2014 | 141,600 |
| 2015 | 141,600 |
| 2016 | 140,800 |
| 2017 | 132,000 |
| Later years | 198,000 |
| | $ 968,800 |

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of December 31, 2011, are not responsibly assured of being exercised.

NOTE F – INCOME TAXES

We account for income taxes under the tax accrual method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the balance sheet.

For financial reporting purposes, income (losses) before income taxes includes the following components:

| | **Years Ended December 31** | |
|---|---|---|
| | **2011** | **2010** |
| United States | $ 152,415 | $(225,023) |
| **Total** | $ 152,415 | $ 225,023) |

The expenses (benefit) for income taxes is comprised of:

| | **Years Ended December 31** | |
|---|---|---|
| | **2011** | **2010** |
| Current: | | |
| Federal | $ | $ (71,009) |
| Deferred and others: | | |
| Federal | $ 42,691 | $ |
| **Total tax expense** | $ 42,691 | $ (71,009) |

The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory tax rate is as follows:

| | Years Ended December 31 | |
|---|---|---|
| | 2011 | 2010 |
| Income tax expense (benefit) at federal statutory rate | $ 42,691 | $ (71,009) |
| Nondeductibe/nontaxable items | | |
| Other - net | | |
| **Income tax expense (benefit)** | $ 42,691 | $ (71,009) |

| | Years Ended December 31 | |
|---|---|---|
| | 2011 | 2010 |
| Reserves and accruals not currently deductible for tax purposes | $ 23,192 | $ 9,926 |
| Capitalized research and development costs | | |
| NOL and tax credit carryforwards | $ 59,525 | $ 115,482 |
| Subtotal | $ 82,717 | $ 125,408 |
| Less: valuation allowance | - | - |
| Total net deferred tax asset | $ 82,717 | $ 125,408 |

The Company has recorded a deferred tax asset of $ 82,717 reflecting the benefit of $ 59,525 in loss carryforwards. Such deferred tax assets expire between 2012 and 2025 as follows:

| | |
|---|---|
| Year 2025 | $ 59,525 |
| | $ 59,525 |

**Valuation Allowance**

Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE G - STOCKHOLDERS' EQUITY

The company sold 1,505,000 and 584,000 shares of its common stock, for 2011 and 2010 respectively, at a price of $.50 per share, netting $752,000 and $291,000 after sale and issuance costs. Management intends to use the proceeds to fund increase in operations.

The capital stock structure is as follows:

| | |
|---|---|
| Common stock, no par value, 100,000,000 authorized and 2,089,400 shares issued. | $ 1,043,500 |

On August 15, 2011, the board authorized the amendment of the company's certificate of incorporation to increase the number of authorized shares of common shares by 97 million from the prior level of 3 million. There was no change in the stated par value of the shares as a result of this transaction.

The board also authorized an amendment to the certificate of incorporation that created a new preferred share in the amount of 20 million shares, with no par value.

Shares of the Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such designations, preferences, limitations, and relative rights, including voting rights, as shall be stated and expressed herein or in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation.

NOTE H – SUBSEQUENT EVENTS

During February, 2012, the company sold 60,000 shares of its common stock at a price of $.50 per share, netting $30,000 after sale and issuance costs. Management intends to use the proceeds to fund several anticipated acquisitions.

During the past quarter, $225,000 of the Investor Notes Payable and $51,883 of the associated accrued interest were converted into the company's common shares. The notes payable conversion transaction resulted in the issuance of 381,376 shares, which is an increase in the company's outstanding common shares of 2.2%.

The board authorized the granting of 75,000 shares of common shares with a fair value of $37,500 to the company's legal advisor. The advisor accepted this payment in lieu of a cash payment for ongoing legal services performed.

**JURASSIC INDUSTRIES, INC.**
**BALANCE SHEET**
**September 30, 2012**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash in bank | | $ 112,902 |
| Accounts receivable | | 658,955 |
| Product inventories | | |
| Finished boots inventory | $ 131,765 | |
| Finished leather | 367,871 | |
| Green salted hides | 213,695 | |
| Work in process (boots) | 392,340 | |
| Ostrich slaughter birds | 209,844 | |
| Total inventory | | 1,315,515 |
| Total current assets | | 2,087,372 |
| **Property, plant and equipment:** | | |
| Total property, plant and equipment | 867,144 | |
| Less depreciation allowed | (369,392) | |
| Net property, plant and equipment | | 497,752 |
| Deferred tax benefit | | 13,110 |
| **Total assets** | | $ 2,598,234 |
| **LIABILITIES AND EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ 50,574 | |
| Accrued interest payable | 66,842 | |
| Taxes payable | 9,310 | |
| Investor notes payable | 1,001,500 | |
| Current portion of long term debt | 67,303 | |
| Total current liabilities | | $ 1,195,529 |
| **Long-term liabilities** | | |
| Notes payable - long term less current portion | $ 537,699 | |
| Total liabilities | | $ 537,699 |
| **Stockholders' equity:** | | |
| Retained earnings (current) | (522,877) | |
| Common stock,, no par value, 100,000,000 authorized and 17,605,776,shares issued and outstanding | 1,387,883 | |
| **Total stockholders' equity** | | 865,006 |
| **Total Liabilities and Stockholders equity** | | $ 2,598,234 |

JURASSIC INDUSTRIES, INC.
STATEMENT OF INCOME
For the Nine Months Ended September 30, 2012

| | Current | Year to Date |
|---|---|---|
| **Income** | | |
| Boot sales | $ 458,634 | $ 1,198,050 |
| Meat sales | 59,504 | 152,364 |
| | 518,138 | 1,350,414 |
| **Cost of Goods Sold** | | |
| Cost of materials | 88,727 | 234,816 |
| Cost of labor | 123,104 | 333,217 |
| Other mfg costs | 12,737 | 38,363 |
| Less Cost of Goods Sold | 224,568 | 606,396 |
| **Gross profit** | 293,570 | 744,018 |
| **Operating Expenses** | | |
| Advertising | 1,415 | 3,835 |
| Auto | 2,653 | 7,067 |
| Contract labor | 7,993 | 18,631 |
| Sales commission | 24,153 | 61,456 |
| Customs | 2,815 | 4,601 |
| Depreciation | 8,741 | 25,121 |
| Feed | 59,013 | 105,466 |
| Freight | 1,713 | 6,810 |
| Insurance | 1,545 | 4,634 |
| Interest | 24,489 | 73,064 |
| Legal & accounting | 3,785 | 44,359 |
| Office expenses | 373 | 1,466 |
| Payroll expenses | 42,310 | 122,135 |
| Rent | 2,916 | 8,748 |
| Repairs | 1,453 | 2,999 |
| Ranch supplies | 532 | 2,079 |
| Syndication costs | - | 8,660 |
| Meals | 482 | 1,428 |
| Travel | 2,710 | 7,127 |
| Taxes - Other | 813 | 11,037 |
| Utilities | 4,300 | 11,871 |
| Total Operating Expenses | 194,200 | 532,595 |
| **Income before income tax benefit** | 99,369 | 211,423 |
| **Deferred income tax** | (34,081) | (69,407) |
| **Net Income** | $ 65,288 | $ 142,016 |
| **Net Income attributable to Jurassic Industries, Inc.** | | |
| Basic earnings per share | $ 0.0037 | $ 0.00810 |
| Basic weighted average shares outstanding | 17,605,776 | 17,541,734 |

JURASSIC INDUSTRIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Nine Months Ending September 30,2012

| | Common Stock | | Retained Earnings | Total |
|---|---|---|---|---|
| | Shares | Amount | | |
| BALANCE, Due December 31,2011 | 2,089,400 | $ 1,043,500 | $ (664,892) | $ 378,608 |
| COMPREHENSIVE INCOME<br>Net Income (loss) | | | 142,016 | 142,016 |
| SHARES SOLD | 60,000 | 30,000 | | 30,000 |
| DEBT CONVERTED TO STOCK | 381,376 | 276,883 | | 276,883 |
| SHARED IN LIEU OF PAYMENT OF SERVICES | 75,000 | 37,500 | | |
| ADDITIONAL SHARED AUTHORIZED AND ISSUED | 15,000,000 | | | |
| BALANCE, September 30, 2012 | 17,605,776 | 1,387,883 | $ (522,875) | $ 827,508 |

**JURASSIC INDUSTRIES, INC.**
**STATEMENT OF CASH FLOWS**
**For the Nine Months Ended September 30, 2012**

| | | September 30, 2012 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 142,016 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | | 26,883 |
| Deferred income taxes | | 69,607 |
| (Increase) decrease in: | | |
| Trade accounts receivable | | (246,815) |
| Inventory | | (589,424) |
| Deferred income taxes | | |
| Increase (decrease) in: | | |
| Trade accounts payable | | 16,444 |
| Accrued interest | | (1,372) |
| Taxes payable | | 9,310 |
| Income taxes payable | | - |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | | (573,351) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Acquisition of equipment | | (247,508) |
| **NET CASH USED BY INVESTING ACTIVITIES** | | (247,508) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from sale of securities | | 344,382 |
| New borrowings | | |
| Long-term | | |
| Short-term | | 673,500 |
| Debt reduction | | |
| Long-term | | (42,911) |
| Short-term | | (225,000) |
| Dividends paid | | - |
| **NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES** | | 749,971 |
| **NET DECREASE IN CASH** | | (70,888) |
| **CASH AT BEGINNING OF YEAR** | | 183,790 |
| **CASH AT END OF YEAR** | $ | 112,902 |
| SUPPLEMENTAL DISCLOSURES | | |
| Interest paid | $ | 73,064 |
| Income taxes paid | $ | - |

JURASSIC INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review

Management has evaluated subsequent events through November 20, 2012, the date on which the financial statements were available to be issued.

Nature of Operations

Jurassic specializes in making ostrich boots and shoes for men, women and youth. They produce hand-crafted products from ostrich hides bred and raised by them on a ranch in Central Texas. Raising their own ostrich allows their Company greater autonomy in that they can control and supply much of their own materials, thereby insuring their source of supply as well as allowing them to control the quality of materials for their products. The ostrich skins are tanned and dyed directly under their supervision and then sent to a manufacturing facility where the resulting skins are made into boots according to their designs and specifications. Jurassic employees oversee all aspects of their manufacturing, including the production process completed in Leon, Mexico.

The costs related to production animals that will be used for slaughter are capitalized. These costs would include fuel, feed, supplies and labor. These costs are held as inventory slaughter birds in that within one year they will be slaughtered and are shown as inventory per FASB ACS paragraph 950-360-25-4.

Also production animals that will be held for breeding purposes are also capitalized as fixed asset property and then depreciated over the life of the bird. The costs associated with the up keep of such birds are expensed as incurred.

Management does not allocate the costs between the boots and meat products. The sale of the meat has been a byproduct of the slaughtered bird and in the past the sale of the meat has been immaterial.

Their customer market for their western footwear currently consists of the Rocky Mountain States, Texas, Oklahoma, Louisiana, Arkansas, and the Tennessee Valley States.

Jurassic also sells the meat products from the ostriches once the hides have been removed for the manufacturing of their footwear.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Allowance of Bad Debts

Jurassic has no history of any bad debts. Management is currently studying a process to determine an appropriate calculation for future allowances.

Inventory

The Company's inventory is valued at the lower of cost (first in, first out) or market using the retail method. Included in inventory are the estimated costs of birds to be slaughtered within a year of birth. The costs included are feed and labor.

Depreciation

The Company's equipment and leasehold improvements are depreciated using primarily the straight-line method.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the nine months ended September 30, 2012 were $3,835.

Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently plus deferred taxes for operating losses that are available to offset future taxable income.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has a lease agreement with Lindberg Land & Cattle, LLC which is wholly owned by the president and chief executive officer of the Company. The details of the lease are disclosed in Note G.

On May 5, 2009 the Company and Lindberg Land & Cattle, LLC signed a lease of which no lease payments were made. Subsequently the lease was rescinded and a new lease agreement was signed. Lindberg Land & Cattle, LLC does not intend to pursue for any payments from the previous lease.

There were no other significant transactions between the Company and its parent or related companies during the three months ended June 30, 2012.

NOTE C - EQUIPMENT AND LEASHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

| | 2012 |
|---|---|
| Ranch leasehold improvements | $ 193,086 |
| Ranch equipment | 179,716 |
| Building leasehold improvements | 2,351 |
| Factory leasehold improvements | 16,882 |
| Factory equipment | 57,459 |
| Ostrich breeding stock | 417,650 |
| Accumulated depreciation | 369,392 |
| | $ 497,752 |

NOTE D - DEBT

The Company's long-term debt consists of the following:

| | |
|---|---|
| Note payable to a financial institution at 6%, payments due monthly maturing on December 9, 2019, secured by all assets. | $ 605,002 |
| | $ 605,002 |

The following is a summary of principal maturities of long-term debt during the next five years:

| | |
|---|---|
| 2013 | $67,291.00 |
| 2014 | $71,441.36 |
| 2015 | $75,847.70 |
| 2016 | $80,525.80 |
| 2017 | $85,492.48 |

NOTE E - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its agricultural and grazing premises and office space under lease agreements. All of the agreements provide for minimum lease payments. All of the leases contain renewal options.

The following is a schedule of future minimum lease payments required under the leases:

| | |
|---|---|
| 2012 | $ 73,200 |
| 2013 | 141,600 |
| 2014 | 141,600 |
| 2015 | 141,600 |
| 2016 | 140,800 |
| 2017 | 132,000 |
| Later years | 198,000 |
| | $ 968,800 |

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of September 30, 2012, are not responsibly assured of being exercised.

NOTE F - INCOME TAXES

**Operating Loss Carryforwards**

Income tax expense or benefit is recognized based on management's best estimate of the weighted average annual income tax rate for the full financial year applied to the pre-tax income of the period.

For tax purposes at September 30, 2012, the Company has United States net operating loss ("NOL") carryovers which are available to offset future taxable income. The Federal NOL carryovers total $ 243,284. If not used, the carryforwards will expire as follows:

| | Operating Losses |
|---|---|
| Year 2029 | $ 54,602 |
| Year 2030 | 188,682 |
| | $ 243,284 |

**Components - Deferred**

| | |
|---|---|
| Tax benefit of net operating loss carryforward | $ (69,407) |
| | $ (69,407) |

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because certain expenses are not deductible for tax purposes.

**Uncertain Tax Positions**

The federal income tax returns of the Company for 2011, 2010 and 2009 are subject to examination by the IRS, generally for three years after they were filed.

NOTE G - STOCKHOLDERS' EQUITY

During February, 2012, the company sold 60,000 shares of its common stock at a price of $.50 per share, netting $30,000 after sale and issuance costs. Management intends to use the proceeds to fund several anticipated acquisitions.

For the quarter ending March 31, 2012, $225,000 of the Investor Notes Payable and $51,883 of the associated accrued interest were converted into the company's common shares. The notes payable conversion transaction resulted in the issuance of 381,376 shares, which is an increase in the company's outstanding common shares of 2.2%.

The board authorized the granting of 75,000 shares of common shares with a fair value of $37,500 to the company's legal advisor. The advisor accepted this payment in lieu of a cash payment for ongoing legal services performed.

The capital stock structure is as follows:

| | |
|---|---|
| Common stock, no par value, 100,000,000 authorized and 17,650,776 shares issued. | $ 1,387,883 |

## PART III - EXHIBITS

| Exhibit Number | Description of Exhibit |
|---|---|
| 2.1 | Articles of Incorporation* |
| 2.2 | Amended and Restated Articles of Incorporation* |
| 2.3 | By-laws* |
| 3.1 | Form of Common Stock Certificate* |
| 3.2 | Form of Promissory Note* |
| 3.3 | Note, dated December 9, 2009, payable to the First Community Bank, N.A. in the aggregate principal amount of $750,000.* |
| 4.1 | Form of Subscription Agreement** |
| 6.1 | Lease for Executive Office* |
| 6.2 | Letter Agreement, dated May 31, 2011, extending the term of the Office Lease* |
| 6.3 | Ranch Lease* |
| 6.4 | Loan Agreement, dated December 9, 2009, by and between First Community Bank, N.A., Jurassic Industries, Inc. and Lindberg Land & Cattle, LLC |
| 6.5 | Security Agreement, dated December 9, 2009, by and between First Community Bank, N.A. and Jurassic Industries, Inc. * |
| 6.6 | Letter, dated November 26, 2012, by and between First Community Bank, N.A., Jurassic Industries, Inc. and Lindberg Land & Cattle, LLC |
| 10.1 | Consent of Sichenzia Ross Friedman Ference LLP (contained in Exhibit 11.1) |
| 11.1 | Opinion of Sichenzia Ross Friedman Ference LLP ** |

* Previously filed
** To be filed by amendment

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Decatur, Texas on December 11, 2012.

JURASSIC INDUSTRIES, INC.

By: ______________________
Reg Lindberg
Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| SIGNATURE | TITLE | DATE |
|---|---|---|
| Reg Lindberg | Chief Executive Officer and Director | December 11, 2012 |
| Donna Jean Lindberg | Secretary and Director | December 11, 2012 |

# EXHIBIT 6.4

# LOAN AGREEMENT

This Loan Agreement (the "Loan Agreement") is entered into by and between **First Community Bank, N.A.** (the "Lender") and **Jurassic Industries, Inc., a Texas corporation and Lindberg Land & Cattle, L.L.C., a Texas limited liability company** (collectively, the "Borrower") this 9th day of December, 2009.

The U.S. Small Business Administration ("SBA") authorized a guaranty of a loan from Lender to Borrower in the amount of **Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00)** (the "Loan") under the terms stated in that one certain Authorization Agreement dated November 2, 2009, and any amendments thereto, by and between Lender and the SBA (the "SBA Authorization"). A true and correct copy of the SBA Authorization is attached hereto as Exhibit "A" and incorporated herein by reference.

Subject to the terms and conditions set forth in this Loan Agreement and the other agreements, instruments and documents executed and delivered in connection herewith and pursuant hereto (collectively, including this Loan Agreement, hereinafter referred to as the "Loan Documents"), the Lender, Borrower and all other parties hereto agree as follows:

1. Promissory Note. The Loan shall be evidenced by a promissory note (herein called, together with any renewals, extensions and increases thereof, the "Note") in the original principal amount of $750,000.00 and in form and substance acceptable to the Lender. The Note shall be cross-defaulted with all indebtedness owed by Borrower to the Lender.

2. Collateral. As partial collateral and security for the Loan, and any and all other indebtedness or obligations from time to time owing by Borrower to the Lender, Borrower and Guarantor shall grant, and hereby grants, to the Lender, its successors and assigns, a first and superior lien on all of the property described on Exhibit "B" attached hereto and made a part hereof, and a second lien on all of the property described on Exhibit "C" attached hereto and made a part of this Loan Agreement (the "Collateral").

   The Lender's liens and security interests in the Collateral shall be evidenced by such agreements, instruments, documents and certificates as may be requested by the Lender.

3. Guaranties. As an inducement to the Lender to execute and deliver this Loan Agreement and to make the Loan to Borrower, Borrower agrees to cause the following individuals ("Guarantor", whether one or more) to execute and deliver

their guaranty to the Lender, in form and substance satisfactory to the Lender (the "Guaranty Agreement"):

**Reginald Lindberg**
**Donna Jean Lindberg**

4. Representations and Warranties. Borrower hereby represents and warrants, and upon each request for an advance pursuant to the Note further represents and warrants, as follows:

(a) Jurassic Industries, Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and all other states where it is doing business, and has all requisite power and authority to execute and deliver the Loan Documents;

(b) Lindberg Land & Cattle, L.L.C. is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas and all other states where it is doing business, and has all requisite power and authority to execute and deliver the Loan Documents;

(c) The execution, delivery, and performance of the Loan Documents by Borrower have been duly authorized by all necessary action by Borrower, and constitute legal, valid and binding obligations of Borrower;

(d) No person who owns at least 50% of the ownership or voting interest of Borrower is delinquent more than 60 days under the terms of any (i) administrative order, (ii) court order, or (iii) repayment agreement requiring the payment of child support;

(e) The execution, delivery and performance of the Loan Documents, and the consummation of the transactions contemplated thereby, do not conflict with, result in a violation of, or constitute a default under (i) any provision of Borrower's Articles of Incorporation and Certificate of Formation, or any agreement or other instrument binding upon Borrower, or (ii) any law, governmental regulation, court decree, or order applicable to Borrower, or require the consent, approval or authorization of any third party; and

(e) All proceeds of the Loan will only be used for those purposes set forth in the SBA Authorization.

5. Conditions Precedent to the Loan and Advances Thereunder. Any obligation of the Lender to make the Loan or any advance thereunder shall be subject to the terms and conditions of the SBA Authorization, the terms of the SBA Loan Guarantee Agreement (SBA Form 750B for

short-term agreements) between Lender and SBA, and the complete and continuing satisfaction, on or before the date of any such advance, of the following conditions precedent:

(a) Borrower, Guarantor, and any other person or entity required to do so shall have executed and delivered to the Lender the Loan Documents to which they are a party and any and all other agreements, instruments, documents, and certificates reasonably required or requested by the Lender to give effect to the transactions contemplated by this Loan Agreement, including but not limited to all certifications, documents or other information which Lender is required by the Authorization to obtain from Borrower or any third party, all in form and substance satisfactory to the Lender and its counsel;

(b) As of the date of each advance and after giving effect thereto (i) all representations and warranties made to the Lender by Borrower and each Guarantor in the Loan Documents shall be true and correct, as of and as if made on such date; and (ii) no material adverse change in the financial condition of Borrower or Guarantor since the effective date of the most recent financial statements furnished to the Lender by Borrower or Guarantor shall have occurred and be continuing;

(c) Borrower shall have submitted to Lender evidence that Borrower has an Employer Identification Number, and all insurance, licenses, permits and other approvals necessary to lawfully operate its business;

(d) Borrower, Guarantor and any other person or entity required to do so shall have taken all action necessary for Lender to comply with the terms and conditions of the SBA Authorization; and

(e) Borrower and Guarantor shall be in compliance with the covenants and provisions of all Loan Documents.

6. Affirmative Covenants. Until the Note and all other obligations and liabilities of Borrower under the Loan Documents are fully paid and satisfied, Borrower, and each Guarantor to the extent that the stated action or information relates to such Guarantor, agree and covenant that it and they will, unless the Lender shall otherwise consent in writing:

(a) Promptly inform the Lender of (i) any and all material adverse changes in the financial condition of Borrower and each Guarantor, (ii) all litigation and claims affecting Borrower and each Guarantor which could materially affect the financial condition of Borrower and each Guarantor; and (iii) furnish such additional information and statements, as the Lender may request from time to time;

(b) Maintain books and records in a manner satisfactory to Lender and, at Borrower's expense, permit the Lender to inspect and audit books, records and papers relating to Borrower's and any Guarantor's financial or business condition, inspect and appraise any of Borrower's assets, and permit all government authorities to furnish reports of examination, or any records pertaining to Borrower and any Guarantor, upon request by Lender or SBA;

(c) Pay and discharge when due all of its indebtedness and obligations, including without limitation, all assessments, taxes, governmental charges, levies and liens, of every kind and nature and furnish the Lender notice of any litigation arising to which the Borrower is a party or which is impending to which Borrower may become a party;

(d) Post SBA Form 722, Equal Opportunity Poster, where it is clearly visible to Borrower's employees, applicants for employment, and the general public, and comply with the requirements of SBA Form 793, Notice to New SBA Borrowers;

(e) To the extent feasible, purchase only American-made equipment and products with the proceeds of the Loan;

(f) Pay all federal, state, and local taxes, including income, payroll, real estate and sales taxes of the business, when they come due;

(g) Maintain insurance, including but not limited to, flood insurance, fire insurance, life insurance, comprehensive property damage, public liability, worker's compensation, and other insurances, with the Lender named as an insured and/or loss payee, which are required by the SBA Authorization;

(h) Permit such persons as the Lender may designate to visit its properties and installations and examine its records, as the Lender may reasonably desire;

(i) Promptly cure any defects in any of the Loan Documents and execute and deliver, or cause to be executed and delivered, any and all other agreements, instruments or documents which the Lender may reasonably request in order to give effect to the transactions contemplated under the Loan Documents;

(j) Upon request, provide Lender with financial statements of Borrower and/or Guarantor;

(k) Allow the use of Borrower's name in advertisements indicating that the Lender has provided financing;

(l) Maintain the Collateral in compliance with and perform due diligence to bring the Collateral into compliance with the Americans with Disabilities Act of 1990 and all other state, federal and local laws concerning accessibility to disabled and handicapped individuals;

(m) Promptly deliver to Lender all evidence necessary to document that all proceeds of the Loan were used for those purposes set forth in the SBA Authorization; and

(n) At all times during the term of the Loan maintain compliance with each and every covenant and condition contained in the SBA Authorization.

7. Negative Covenants. Until the Note and all other obligations and liabilities of Borrower under the Loan Documents are fully paid and satisfied, Borrower, and each Guarantor to the extent that the stated action or information relates to such Guarantor, will not, without the prior written consent of the Lender:

(a) Make any material change in the nature of its business as carried on as of the date hereof;

(b) Change the ownership structure of or ownership of the equity interests in Borrower;

(c) Liquidate, merge or consolidate with or into any other entity;

(d) Sell, lease, pledge, encumber (except by purchase money liens on property acquired after the date of the Note), transfer or otherwise dispose of any of Borrower's assets or properties, other than in the ordinary course of business; and

(e) Make any distribution of Borrower's assets that will adversely affect the financial condition of the Borrower.

8. Reporting Requirements. Until the Note and all other obligations and liabilities of Borrower under the Loan Documents are fully paid and satisfied, Borrower, and each Guarantor to the extent that the stated action or information relates to such Guarantor, will, unless the Lender

shall otherwise consent in writing, furnish to the Lender in form and substance satisfactory to the Lender:

(a) As soon as possible and in any event within five (5) days after the occurrence of each Event of Default, or each event which, with the giving of notice of lapse of time or both, would constitute an Event of Default, continuing on the date of such statement, a statement setting forth the details of such Event of Default or event and the action which is proposed to be taken with respect thereto;

(b) Promptly after the commencement thereof, notice of all actions, suits and proceedings before any court or any governmental department, commission or board affecting Borrower or any Guarantor or any of their respective properties;

(c) Such other information respecting the business, properties or condition or the operations, financial or otherwise, of Borrower and each Guarantor as the Lender may from time to time reasonably request;

(d) Borrower shall furnish to Lender annual company prepared year-end financial statements within one hundred twenty (120) days of fiscal year-end for each Borrower;

(e) Borrower shall furnish to Lender annual personal financial statements, signed and dated, for Guarantor within one hundred twenty (120) days of the anniversary date of the last personal financial statement provided to the Lender;

(f) Borrower shall furnish to Lender copies of corporate and personal tax returns for each Borrower and Guarantor within 120 days of filing with the Internal Revenue Service (if an extension is requested, Borrower will provide a copy of said extension request and will provide a copy of the filed return within 30 days of the actual filing); and

(g) Borrower will deliver to Lender with reasonable promptness, such other financial data as Lender may reasonably request.

9. Events of Default. Each of the following shall constitute an "Event of Default" under this Loan Agreement.

(a) Any default in payment of the Obligations. The term "Obligations" is hereby defined to mean the Note and the Guaranty Agreement, together with any and all present or future indebtedness, liabilities, and obligations of the Borrower or Guarantor to Lender of any kind and however evidenced, originally contracted with Lender or with another or others, or in which Lender may have or hereafter acquire a participating interest, direct or indirect, matured or not matured, absolute or contingent, and in any and all amendments, extensions, modifications, and renewals of any of the same. The term "Obligations" shall also include any and all attorneys' fees, costs, and expenses incurred by Lender in the collection or enforcement of any of the Obligations and the perfection, preservation, and enforcement of its rights and remedies under any of the Loan Documents and/or its security interest in the Collateral;

(b) Any default, breach, or failure of or by Borrower (or Guarantor) in the performance of any term, provision, or condition contained in any of the Loan Documents;

(c) Breach of any representation, warranty, or covenant in any of the Loan Documents;

(d) Any representation or warranty of Borrower (or Guarantor) set forth in any of the Loan Documents is found by Lender to have been false or misleading in any material respect when made;

(e) Borrower suspends the transaction of its business for any period of time, makes or sends any notice of an intended bulk transfer or executes or files a certificate or other instrument evidencing a change in legal name;

(f) Borrower fails to maintain its corporate existence in good standing;

(g) The insolvency of Borrower, or the making by Borrower of an assignment for the benefit of creditors;

(h) The appointment of a trustee or receiver or other officer of a court or other tribunal for Borrower or for any of the property of Borrower;

(i) The commencement or institution of bankruptcy, reorganization, insolvency or liquidation proceedings by or against Borrower;

(j) The entry of any judgment against Borrower (or Guarantor) or the issuance or entry of any attachment or other lien against any of the property of Borrower, if undischarged, unbonded or undismissed within thirty (30) days after such entry;

(k) Any material adverse change in the financial condition or results of operation of Borrower (or Guarantor) since the effective date of any financial statement previously furnished to the Lender by Borrower (or Guarantor) has occurred and is continuing; and

(l) It is expressly understood and agreed that should Borrower fail to pay any other indebtedness or any part thereof, principal or interest, as the same shall become due and payable, which may be secured by a lien or liens on the Collateral herein described, the Note hereby secured, at the option of the Lender, shall become due and payable.

Nothing contained in this Loan Agreement shall be construed to limit the Events of Default enumerated in any of the other Loan Documents or any other document executed in connection with the Loan and all such Events of Default shall be cumulative.

10. Remedies. Upon the occurrence of any one or more of the foregoing Events of Default, (i) the entire unpaid balance of principal of the Note, together with all accrued but unpaid interest thereon, and all other indebtedness then owing by Borrower to the Lender, shall, at the option of the Lender, become immediately due and payable without further presentation, demand for payment, notice of intent to accelerate, notice of acceleration or dishonor, protest or notice of protest of any kind, all of which are expressly waived by Borrower, and/or (ii) the Lender may, at its option, cease further advances under the Note. All obligations secured by the Loan Documents shall be payable without relief from valuation and appraisement laws. All rights and remedies of the Lender set forth in this Loan Agreement and in any of the other Loan Documents may also be exercised by the Lender, at its option to be exercised in its sole discretion, upon the occurrence of an Event of Default.

11. Rights Cumulative. All rights of the Lender under the terms of this Loan Agreement shall be cumulative of, and in addition to, the rights of the Lender under any and all other agreements between Borrower and the Lender (including, but not limited to, the other Loan Documents), and not in substitution or diminution of any rights now or hereafter held by the Lender under the terms of any other agreement.

12. Waiver and Agreement. Neither the failure nor any delay on the part of the Lender to exercise any right, power or privilege under any of the Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any provision in any of the Loan Documents and no departure by Borrower or any Guarantor therefrom shall be effective unless the same shall be in writing and signed by the Lender, and then shall be effective only in the specific instance and for the purpose for which given and to the extent specified in such writing. No modification or amendment to any of the

Loan Documents shall be valid or effective unless the same is signed by the party against whom it is sought to be enforced.

13. Benefits. This Loan Agreement shall be binding upon and inure to the benefit of the Lender and Borrower, and their respective successors and assigns, provided, however, that Borrower may not, without the prior written consent of the Lender, assign any rights, powers, duties or obligations under any of the Loan Documents.

14. Due on Sale. The Loan balance may be accelerated by the Lender upon any sale, lease, or transfer of the Collateral unless the Lender, in its sole discretion, elects to finance the new Purchaser.

15. Notices. Any notice or other communications provided for in this Loan Agreement shall be in writing and shall be given to the party to whom addressed at the following address:

If to Borrower:

Jurassic Industries, Inc.
902 South Business Highway 81/287
Decatur, Texas 76234

Lindberg Land & Cattle, L.L.C.
902 South Business Highway 81/287
Decatur, Texas 76234

If to Lender:

First Community Bank, N.A.
17120 North Dallas Parkway, Suite 101
Dallas, Texas 75248

Except as otherwise provided herein, any notice required hereunder or under applicable law shall be in writing and shall be deemed effective if either (1) hand delivered, (2) sent by certified mail, return receipt requested, postage prepaid, or (3) sent by overnight courier. All notices sent by U.S. mail and addressed as shown in Section 15 of this Loan Agreement shall be deemed received on the earlier of (i) the third day (excluding Sundays and legal holidays when the U.S. mail is not delivered) immediately following date of deposit in the U.S. mail or (ii) the date of actual receipt. All notices which are hand delivered or sent by overnight courier shall be deemed received on the day of delivery to the address shown above.

16. Construction. This Loan Agreement and, except as otherwise provided therein, the other Loan Documents, shall be governed by and construed in accordance with the laws of the State of Texas, and shall be performable by the parties hereto in Dallas County, Texas, where it is stipulated that jurisdiction and venue lies with respect to this Loan Agreement.

17. Invalid Provisions. If any provision of any of the Loan Documents is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable and the remaining provisions of the Loan Documents shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance.

18. Closing. All covenants, agreements, undertakings, representations and warranties made in the Loan Documents shall survive any closing hereunder.

19. Expenses. Borrower shall pay all costs and expenses (including, without limitation, the reasonable attorneys' fees of Lender's internal or independent legal counsel) in connection with (i) the preparation of the Loan Documents, and any and all extensions, renewals, amendments, supplements, extensions or modifications thereof, (ii) any action required in the course of administration of the Loan and (iii) any action in the enforcement of the Lender's rights upon the occurrence of an Event of Default.

20. Counterparts. This Loan Agreement may be separately executed in any number of counterparts, each of which shall be an original, but all of which, taken together, shall be deemed to constitute one and the same agreement.

21. Amendment. No provision hereof may be amended, modified, waived, or supplemented, except by a writing signed by the party to be charged thereby. No waiver by Lender of an Event of Default shall be a waiver of any other Event of Default.

22. Receipt of Authorization. Borrower has received a copy of the SBA Authorization and SBA Form 793, Notice to New SBA Borrower, from Lender, and acknowledges that:

(a) The SBA Authorization is not a commitment by Lender to make a loan to Borrower;

(b) The SBA Authorization is between Lender and SBA and creates no third party rights or benefits to Borrower;

(c) The Note will require Borrower to give Lender prior notice of intent to prepay;

(d) If Borrower defaults on the Loan, SBA may be required to pay Lender under the SBA guarantee. SBA may then seek recovery of these funds from Borrower. Under SBA regulations, 13 CFR Part 101, Borrower may not claim or assert against SBA any immunities or defenses available under local law to defeat, modify or otherwise limit Borrower's obligation to repay to SBA any funds advanced by Lender to Borrower; and

(e) Payments by SBA to Lender under SBA's guarantee will not apply to the Loan account of Borrower, or diminish the indebtedness of Borrower under the Note or the obligations of any personal guarantor of the Note.

23. Environmental. For the real property located at C.R. 3310 and C.R. 3325, East of State Highway 6, in Bosque County, Texas (334.91 acres), and more fully described on Exhibit "C" (the "Property"), Borrower represents, warrants and covenants as follows:

(a) At the time Borrower submitted the application for the Loan, Borrower was in compliance with all local, state, and federal environmental laws and regulations pertaining to reporting or clean-up of any hazardous substance, hazardous waste, petroleum product, or any other pollutant regulated by state or federal law as hazardous to the environment ("Contaminant"), and regarding any permits needed for the creation, storage, transportation or disposal of any Contaminant;

(b) Borrower has complied, and will continue to comply, with all local, state and federal environmental laws and regulations pertaining to environmental contamination;

(c) Borrower, and all of its principals, has no knowledge of the actual or potential existence of any Contaminant that exists on, at, or under the Property, including groundwater, other than what was disclosed in connection with the environmental investigation of the Property;

(d) Until full repayment of the Loan, Borrower will promptly notify Lender and SBA if it knows or suspects that there has been, or may have been, a release of a Contaminant in, at, or under the Property, including groundwater, or if Borrower or such Property is subject to any investigation or enforcement action by any federal, state, or local environmental agency ("Agency") pertaining to any Contaminant on, at, or under such Property, including groundwater; and

(e) Borrower indemnifies, and agrees to defend and hold harmless, Lender and SBA, and any assigns or successors in interest which take title to the Property, from and against all liabilities, damages, fees, penalties or losses arising out of any demand, claim or suit by any Agency or any other party relating to any Contaminant found on, at, or under the Property, including groundwater, regardless of whether such Contaminant resulted from Borrower's operations.

24. Immigration Laws. By execution of this Loan Agreement, the Borrower and Guarantor each jointly and severally certify that none of them have been determined by the Secretary of Homeland Security or the Attorney General to have engaged in a pattern or practice

of hiring an alien, recruiting an alien or referring an alien for a fee for employment in the United States, knowing that the person is an unauthorized alien.

25. Final Agreement. THIS LOAN AGREEMENT AND ALL OTHER DOCUMENTS RELATING TO THE LOAN CONSTITUTE A WRITTEN LOAN AGREEMENT AND REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

26. Waivers. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND GUARANTOR HEREBY JOINTLY, SEVERALLY AND UNCONDITIONALLY WAIVE (A) ALL RIGHTS, REMEDIES, CLAIMS AND DEFENSES BASED UPON OR RELATED TO SECTIONS 51.003, 51.004, AND 51.005 (AS MAY BE AMENDED) OF THE TEXAS PROPERTY CODE; AND (B) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM THAT RELATES TO OR ARISES OUT OF ANY OF THE LOAN DOCUMENTS OR THE ACTS OR FAILURE TO ACT OF OR BY LENDER IN THE ENFORCEMENT OF ANY OF THE TERMS OR PROVISIONS OF ANY OF THE LOAN DOCUMENTS.

DATED this 9th day of December, 2009.

LENDER:

First Community Bank, N.A.

By:____________________________
Ron Tittle, Executive Vice President

BORROWER:

Jurassic Industries, Inc.,
a Texas corporation

By: [signature]
Reginald Lindberg, President

Lindberg Land & Cattle, L.L.C.,
a Texas limited liability company

By: ______________________
Reginald Lindberg, Member

GUARANTOR:

______________________
Reginald Lindberg

______________________
Donna Jean Lindberg

Exhibit "A"

U.S. Small Business Administration

# AUTHORIZATION (SBA 7(A) GUARANTEED LOAN)

| | |
|---|---|
| SBA Loan # | PLP 37281550-08 |
| SBA Loan Name | Jurassic Ranch Boots |
| Approval Date | November 2, 2009 |

Lender:

First Community Bank, N.A.
17120 N. Dallas Parkway, Suite 101
Dallas, TX 75248

U. S. Small Business Administration (SBA):

Standard 7a Loan Guaranty Processing Center
6501 Sylvan Road - Suite 100
Citrus Heights, CA 95610-5017

SBA approves, under Section 7(a) of the Small Business Act as amended, as well as Section(s) 501 and 502 of the American Recovery and Reinvestment Act of 2009, Lender's application, received November 2, 2009, for SBA to guarantee 90.00% of a loan ("Loan") in the amount of $750,000.00 to assist:

Borrower:

1. Jurassic Industries, Inc. dba
   Jurassic Ranch Boots
   902 S. Business Highway 81/287
   Decatur, TX 76234
2. Lindberg Land & Cattle, L.L.C.
   902 S. Business Highway 81/287
   Decatur, TX 76234

All requirements in the Authorization which refer to Borrower also apply to any Co-Borrower.

## A. THE GUARANTEE FEE IS $23,625.00.

Payment of the guarantee fee will be made by SBA subject to Section 501 of the American Recovery and Reinvestment Act of 2009. Lender must not charge or collect this fee from the borrower. Borrower has no obligation to pay this fee when the fee has been paid by SBA.

## B. ONGOING SERVICING FEE

1. Lender agrees to pay SBA an ongoing fee equal to 0.550 of one percent per year of the guaranteed portion of the outstanding balance.
2. Lender may not charge or otherwise pass through this fee to Borrower.

C. **IT IS LENDER'S SOLE RESPONSIBILITY TO:**

1. Close the Loan in accordance with the terms and conditions of this Authorization.
2. Obtain valid and enforceable Loan documents, including obtaining the signature or written consent of any obligor's spouse if such consent or signature is necessary to bind the marital community or create a valid lien on marital property.
3. Retain all Loan closing documents. Lender must submit these documents, along with other required documents, to SBA for review if Lender requests SBA to honor its guarantee on the Loan, or at any time SBA requests the documents for review.

D. **REQUIRED FORMS**

1. Lender may use its own forms except as otherwise instructed in this Authorization. Lender must use the following SBA forms for the Loan:

   SBA Form 147, Note
   SBA Form 1050, Settlement Sheet
   SBA Form 159 (7(a)), Compensation Agreement, for each required agent
   SBA Form 722, Equal Opportunity Poster
   SBA Form 148, Guarantee

2. Lender may use computer-generated versions of mandatory SBA Forms, as long as these versions are exact reproductions.

E. **CONTINGENCIES**—SBA issues this Authorization in reliance on representations in the Loan application, including supporting documents. The guarantee is contingent upon Lender:

1. Having and complying with a valid SBA Loan Guarantee Agreement (SBA Form 750 or SBA Form 750B for short-term loans) and any required supplemental guarantee agreements, between Lender and SBA;

2. Having paid the full guarantee fee in the time and manner required by this Authorization and the SOP;

3. Complying with the current SBA Standard Operating Procedures (SOP);

4. Completing disbursement no later than 12 months from the approval date of this Authorization, unless the disbursement period is extended by proper SBA procedures. (The final disbursement period cannot exceed 48 months from the approval date of this Authorization. Any undisbursed balance remaining after 48 months will be automatically cancelled by SBA);

5. Having no evidence since the date of the Loan application, or since any preceding disbursement, of any unremedied adverse change in the financial condition, organization, management, operation, or assets of Borrower or Operating Company which would warrant withholding or not making any further disbursement; and,

6. Satisfying all of the conditions in this Authorization.

F. **NOTE TERMS:**

1. **Maturity**: This Note will mature in 10 years from date of Note.

2. **Repayment Terms**: Lender must insert onto SBA Note, Form 147, to be executed by Borrower, the following terms, without modification. Lender must complete all blank terms on the Note at time of closing:

The interest rate on this Note will fluctuate. The initial interest rate is 6.00% per year. This initial rate is the prime rate in effect on the first business day of the month in which SBA received the loan application, plus 2.75%. The initial interest rate must remain in effect until the first change period begins.

Borrower must pay one payment of interest only on the disbursed principal balance one month from the month this Note is dated; payment must be made on the first calendar day in the month it is due.

Borrower must pay principal and interest payments of $8,378.00 every month, beginning two months from the month this Note is dated; payments must be made on the first calendar day in the months they are due.

Lender will apply each installment payment first to pay interest accrued to the day Lender receives the payment, then to bring principal current, then to pay any late fees, and will apply any remaining balance to reduce principal.

The interest rate will be adjusted every calendar quarter (the "change period").

The "Prime Rate" is the prime rate in effect on the first business day of the month (as published in the Wall Street Journal) in which SBA received the application, or any interest rate change occurs. Base Rates will be rounded to two decimal places with .004 being rounded down and .005 being rounded up.

The adjusted interest rate will be 2.75% above the Prime Rate. Lender will adjust the interest rate on the first calendar day of each change period. The change in interest rate is effective on that day whether or not Lender gives Borrower notice of the change.

Lender must adjust the payment amount at least annually as needed to amortize principal over the remaining term of the note.

If SBA purchases the guaranteed portion of the unpaid principal balance, the interest rate becomes fixed at the rate in effect at the time of the earliest uncured payment default. If there is no uncured payment default, the rate becomes fixed at the rate in effect at the time of purchase.
**Loan Prepayment:**

Notwithstanding any provision in this Note to the contrary:

**Borrower may prepay this Note.** Borrower may prepay 20% or less of the unpaid principal balance at any time without notice. If Borrower prepays more than 20% and the Loan has been sold on the secondary market, Borrower must:

a. Give Lender written notice;

b. Pay all accrued interest; and

c. If the prepayment is received less than 21 days from the date Lender receives the notice, pay an amount equal to 21 days' interest from the date lender receives the notice, less any interest accrued during the 21 days and paid under subparagraph b., above.

If Borrower does not prepay within 30 days from the date Lender receives the notice, Borrower must give Lender a new notice.

All remaining principal and accrued interest is due and payable 10 years from date of Note.

**Late Charge:** If a payment on this Note is more than 10 days late, Lender may charge Borrower a late fee of up to 5.00% of the unpaid portion of the regularly scheduled payment.

## G. USE OF PROCEEDS

1. $558,000.00 to pay outstanding debt to Highlands Bank.

2. $192,000.00 for working capital.

All amounts listed above are approximate. Lender may not disburse Loan proceeds solely to pay the guarantee fee. Lender may disburse to Borrower, as working capital only, funds not spent for the listed purposes as long as those funds do not exceed 10% of the specific purpose authorized or $10,000.00, whichever is less. An Eligible Passive Company may not receive working capital funds.

The loan must be made for a sound business purpose and must benefit the small business, and one 7(a) loan may not be split into two 7(a) loans merely to benefit the Lender. 13 CFR 120.120 and 120.130(e)

Lender must document that Borrower used the loan proceeds for the purposes stated in this Authorization. Lender and Borrower must complete and sign SBA Form 1050 at the time of first disbursement. Lender must document the first and all subsequent disbursements by attaching required documentation to the original SBA Form 1050 and must maintain the documentation in the Loan file, following procedures described in SOP 50-10(5).

## H. COLLATERAL CONDITIONS

Lender must obtain a lien on 100% of the interests in the following collateral and properly perfect all lien positions:

1. **Second Deed of Trust (including due on sale clause and assignment of rents) on land and improvements** located at C.R. 3310 and C.R. 3325, East of State Highway 6, Bosque County, Texas (334.91 acres). This property is agricultural.
   a. Subject only to prior lien(s) as follows:
      (1) First: Highlands Bank in the amount of $1,301,412.00
   b. Prior lienholder written verification (1) of amount owing on prior obligation, (2) that prior obligation is current on payments, and (3) that prior obligation is not otherwise in default.
   c. Evidence of title and priority of lien must be based upon:
      (1) Title and/or Lien Search or other evidence of proper ownership and lien position.

2. **First Perfected Security Interest, subject to no other liens, in the following personal property** (including any proceeds and products), whether now owned or later acquired, wherever located:
Accounts; Inventory;

   a. Lender must obtain a written agreement from all Lessors (including sublessors) agreeing to: (1) Subordinate to Lender Lessor's interest, if any, in this property; (2) Provide Lender written notice of default and reasonable opportunity to cure the default; and (3) Allow Lender the right to take possession and dispose of or remove the collateral.

   b. Lender must obtain a list of all equipment and fixtures that are collateral for the Loan. For items with a unit value of $5,000 or more, the list must include a description and serial number, if applicable.

   c. Lender must obtain an appropriate Uniform Commercial Code lien search evidencing all required lien positions. If UCC search is not available, another type of lien search may be substituted.

3. **Guarantee on SBA Form 148,** by Reginald Lindberg, resident in Texas.

4. **Guarantee on SBA Form 148,** by Donna Jean Lindberg, resident in Texas.

The following language must appear in all lien instruments including Mortgages, Deeds of Trust, and Security Agreements:

*"The Loan secured by this lien was made under a United States Small Business Administration (SBA) nationwide program which uses tax dollars to assist small business owners. If the United States is seeking to enforce this document, then under SBA regulations:*

*a) When SBA is the holder of the Note, this document and all documents evidencing or securing this Loan will be construed in accordance with federal law.*

*b) Lender or SBA may use local or state procedures for purposes such as filing papers, recording documents, giving notice, foreclosing liens, and other purposes. By using these procedures, SBA does not waive any federal immunity from local or state control, penalty, tax or liability. No Borrower or Guarantor may claim or assert against SBA any local or state law to deny any obligation of Borrower, or defeat any claim of SBA with respect to this Loan.*

*Any clause in this document requiring arbitration is not enforceable when SBA is the holder of the Note secured by this instrument."*

## I. ADDITIONAL CONDITIONS

### 1. Insurance Requirements

Prior to disbursement, Lender must require Borrower to obtain the following insurance coverage and maintain this coverage for the life of Loan:

a. **Flood Insurance.** Based on the Standard Flood Hazard Determination (FEMA Form 81-93):

   (1) If any portion of a building that is collateral for the Loan is located in a special flood hazard area, Lender must require Borrower to obtain flood insurance for the building under the NFIP.

(2) If any equipment, fixtures, or inventory that is collateral for the loan ("Personal Property Collateral") is in a building any portion of which is located in a special flood hazard area and that building is collateral for the Loan, Lender must require Borrower to also obtain flood insurance for the Personal Property Collateral under the NFIP.

(3) If any equipment, fixtures, or inventory that is collateral for the loan ("Personal Property Collateral") is in a building any portion of which is located in a special flood hazard area and that building is not collateral for the Loan, Lender must require Borrower to obtain available flood insurance for the Personal Property Collateral. Lender may waive SBA's requirement for flood insurance for the Personal Property Collateral when the building is not collateral for the Loan, but only if Lender, using prudent lending standards, puts a written determination into the loan file that flood insurance is either not available or not economically feasible.

Insurance coverage must be in amounts equal to the lesser of the insurable value of the property or the maximum limit of coverage available. Insurance coverage must contain a MORTGAGEE CLAUSE/LENDER'S LOSS PAYABLE CLAUSE (or substantial equivalent) in favor of Lender. This clause must provide that any action or failure to act by the debtor or owner of the insured property will not invalidate the interest of Lender and SBA. (Borrower will be ineligible for any future SBA disaster assistance or business loan assistance if Borrower does not maintain any required flood insurance for the entire term of the Loan.)

b. **Real Estate Hazard Insurance** coverage on all real estate that is collateral for the Loan in the amount of the full replacement cost. If full replacement cost insurance is not available, coverage must be for maximum insurable value. Insurance coverage must contain a MORTGAGEE CLAUSE (or substantial equivalent) in favor of Lender. This clause must provide that any action or failure to act by the mortgagor or owner of the insured property will not invalidate the interest of Lender. The policy or endorsements must provide for at least 10 days prior written notice to Lender of policy cancellation.

c. **Personal Property Hazard Insurance** coverage on all equipment, fixtures or inventory that is collateral for the Loan, in the amount of full replacement costs. If full replacement cost insurance is not available, coverage must be for maximum insurable value. Insurance coverage must contain a LENDER'S LOSS PAYABLE CLAUSE in favor of Lender. This clause must provide that any action or failure to act by the debtor or owner of the insured property will not invalidate the interest of Lender. The policy or endorsements must provide for at least 10 days prior written notice to Lender of policy cancellation.

d. **Life Insurance**, satisfactory to Lender:

(1) on the life of Reginald Lindberg in the amount of $750,000.00.

Lender must obtain a collateral assignment of each policy with Lender as assignee and Lender must also obtain acknowledgment of the assignment by the Home Office of the Insurer. Lender must assure that Borrower pays the premium on the policy.

e. **Liability Insurance** in an amount and with an insurance company satisfactory to Lender.

2. **Environmental Requirements**

a. Lender may not disburse the Loan until it has:

(1) completed the review for potential environmental contamination required in SOP 50-10(5) ("Environmental Investigation") on each business real property site taken as collateral; and

(2) sufficiently minimized the risk from any adverse environmental findings discovered in the Environmental Investigation, or otherwise, as required by SOP 50-10(5), Subpart B, Chapter 4 (Environmental Policies and Procedures) and applicable appendices.

b. Lender should consult with the local SBA office where the real property collateral is located to ascertain any state or local environmental requirements.

3. **Borrower, Guarantor and Operating Company Documents**

a. Prior to closing, Lender must obtain from Borrower, Guarantor and Operating Company a current copy of each of the following as appropriate:

(1) **Corporate Documents**—Articles or Certificate of Incorporation (with amendments), any By-laws, Certificate of Good Standing (or equivalent), Corporate Borrowing Resolution, and, if a foreign corporation, current authority to do business within this state.

(2) **Limited Liability Company (LLC) Documents**—Articles of Organization (with amendments), Fact Statement or Certificate of Existence, Operating Agreement, Borrowing Resolution, and evidence of registration with the appropriate authority.

(3) **General Partnership Documents**—Partnership Agreement, Certificate as to Partners, and Certificate of Partnership or Good Standing (or equivalent), as applicable.

(4) **Limited Partnership Documents**—Partnership Agreement, Certificate as to Partners, and Certificate of Partnership or Good Standing (or equivalent), as applicable, Certificate of Limited Partnership, and evidence of registration with the appropriate authority.

(5) **Limited Liability Partnership (LLP) Documents**—Partnership Agreement, Certificate as to Partners, Certificate of Partnership or Good Standing (or equivalent) as applicable, and evidence of registration with the appropriate authority.

(6) **Trustee Certification**—A Certificate from the trustee warranting that:

(a) The trust will not be revoked or substantially amended for the term of the Loan without the consent of SBA;

(b) The trustee has authority to act;

(c) The trust has the authority to borrow funds, guarantee loans, and pledge trust assets;

(d) If the trust is an Eligible Passive Company, the trustee has authority to lease the property to the Operating Company;

(e) There is nothing in the trust agreement that would prevent Lender from realizing on any security interest in trust assets;

(f) The trust agreement has specific language confirming the above; and

(g) The trustee has provided and will continue to provide SBA with a true and complete list of all trustors and donors.

(7) **Trade Name**—Documentation that Borrower has complied with state requirements for registration of Borrower's trade name (or fictitious name), if one is used.

b. Prior to closing, Lender must obtain from Borrower and Operating Company:

(1) **Ownership**—Evidence that ownership and management have not changed without Lender's approval since the application was submitted.

4. **Operating Information**

Prior to any disbursement of Loan proceeds, Lender must obtain:

a. **Verification of Financial Information**—Lender must submit IRS Form 4506-T (SBA version) to the Internal Revenue Service to obtain federal income tax information on Borrower, or the Operating Company if the Borrower is an EPC, for the last 3 years (unless Borrower or Operating Company is a start-up business). If the business has been operating for less than 3 years, lender must obtain the information for all years in operation. This requirement does not include tax information for the most recent fiscal year if the fiscal year-end is within 6 months of the date SBA received the application. Lender must compare the tax data received from the IRS with the financial data or tax returns submitted with the Loan application, and relied upon in approving the Loan. Borrower must resolve any significant differences to the satisfaction of Lender and SBA. Failure to resolve differences may result in cancellation of the Loan.

If the Loan involves a change of ownership, Lender must verify financial information provided by the seller of the business in the same manner as above.

If Lender does not receive a response from the IRS or copy of the tax transcript within 10 business days of submitting the IRS Form 4506-T, then Lender may close and disburse the loan provided that Lender sends a second request following precisely the procedures detailed in SOP 50-10(5) and Lender performs the verification and resolves any significant differences discovered, even if the Loan is fully disbursed.

b. **Authority to Conduct Business**—Evidence that the Borrower has an Employer Identification Number and all insurance, licenses, permits and other approvals necessary to lawfully operate the business.

c. **Flood Hazard Determination**—A completed Standard Flood Hazard Determination (FEMA Form 81-93).

d. **Lease**—Current lease(s) on all business premises where collateral is located with term, including options, at least as long as the term of the Loan.

5. **Appraisal**

Prior to disbursement, and in accordance with SOP 50-10, Lender must obtain:

a. **Real Estate Appraisal** on the real property located at C.R. 3310 and C.R. 3325, East of State Highway 6, Bosque County, Texas (334.91 acres), showing a fair market value of at least $1,515,000.00.

6. **Certifications and Agreements**

a. Prior to disbursement, Lender must require Borrower to certify that:

(1) **Receipt of Authorization**—Borrower has received a copy of this Authorization from Lender, and acknowledges that:

(a) The Authorization is <u>not</u> a commitment by Lender to make a loan to Borrower;
(b) The Authorization is between Lender and SBA and creates no third party rights or benefits to Borrower;
(c) The Note will require Borrower to give Lender prior notice of intent to prepay.

(d) If Borrower defaults on Loan, SBA may be required to pay Lender under the SBA guarantee. SBA may then seek recovery of these funds from Borrower. Under SBA regulations, 13 CFR Part 101, Borrower may not claim or assert against SBA any immunities or defenses available under local law to defeat, modify or otherwise limit Borrower's obligation to repay to SBA any funds advanced by Lender to Borrower.

(e) Payments by SBA to Lender under SBA's guarantee will not apply to the Loan account of Borrower, or diminish the indebtedness of Borrower under the Note or the obligations of any personal guarantor of the Note.

(2) **Child Support**—No principal who owns at least 50% of the ownership or voting interest of the company is delinquent more than 60 days under the terms of any (a) administrative order, (b) court order, or (c) repayment agreement requiring payment of child support.

(3) No working capital loan proceeds from this loan will be used for any costs or expenses associated with a swimming pool, aquarium, zoo and/or golf course.

(4) If any proceeds from this loan will be used for the construction, acquisition, addition, renovation, leasehold improvements or the payoff of an interim construction loan for the construction, addition, renovation or leasehold improvements for a business that has a swimming pool, aquarium, zoo and/or golf course, then alternate funding, which may come from Borrower's Injection, has been obtained to pay all costs reasonably and in good faith estimated to be allocable to the construction, acquisition, addition, renovation or leasehold improvements of the swimming pool, aquarium, zoo and/or golf course.

(5) **Immigration Laws**—Neither Borrower nor Operating Company has been determined by the Secretary of Homeland Security or the Attorney General to have engaged in a pattern or practice of hiring an alien, recruiting an alien, or referring an alien for a fee for employment in the United States, knowing that that person is an unauthorized alien.

(6) **Current Taxes**—Borrower is current on all federal, state, and local taxes, including but not limited to income taxes, payroll taxes, real estate taxes, and sales taxes.

(7) **Environmental**—For any real estate pledged as collateral for the Loan or where the Borrower is conducting business operations (collectively "the Property"):

(a) At the time Borrower submitted the Loan application, Borrower was in compliance with all local, state, and federal environmental laws and regulations pertaining to reporting or clean-up of any hazardous substance, hazardous waste, petroleum product, or any other pollutant regulated by state or federal law as hazardous to the environment (Contaminant), and regarding any permits needed for the creation, storage, transportation or disposal of any Contaminant;

(b) Borrower will continue to comply with these laws and regulations;

(c) Borrower, and all of its principals, has no knowledge of the actual or potential existence of any Contaminant that exists on, at, or under the Property, including groundwater, other than what was disclosed in connection with the Environmental Investigation of the Property;

(d) Until full repayment of the Loan, Borrower will promptly notify Lender and SBA if it knows or suspects that there has been, or may have been, a release of a Contaminant in, at, or under the Property, including groundwater, or if Borrower or such Property are subject to any investigation or enforcement action by any federal, state, or local environmental agency (Agency) pertaining to any Contaminant on, at, or under such Property, including groundwater;

(e) As to any Property owned by Borrower, Borrower indemnifies, and agrees to defend and hold harmless, Lender and SBA, and any assigns or successors in interest which take title to the Property, from and against all liabilities, damages, fees, penalties or losses arising out of any demand, claim or suit by any Agency or any other party relating to any Contaminant found on, at, or under the Property, including groundwater, regardless of whether such Contaminant resulted from Borrower's operations. (Lender or SBA may require Borrower to execute a separate indemnification agreement).

b. Prior to disbursement, Lender must require Borrower to certify that it will:

(1) **Reimbursable Expenses**—Reimburse Lender for expenses incurred in the making and administration of the Loan.

(2) **Books, Records, and Reports**—

(a) Keep proper books of account in a manner satisfactory to Lender;

(b) Furnish year-end statements to Lender within 120 days of fiscal year end;

(c) Furnish additional financial statements or reports whenever Lender requests them;

(d) Allow Lender or SBA, at Borrower's expense, to:

[1] Inspect and audit books, records and papers relating to Borrower's financial or business condition; and

[2] Inspect and appraise any of Borrower's assets; and

[3] Allow all government authorities to furnish reports of examinations, or any records pertaining to Borrower, upon request by Lender or SBA.

(3) **Equal Opportunity**—Post SBA Form 722, Equal Opportunity Poster, where it is clearly visible to employees, applicants for employment and the general public.

(4) **American-made Products**—To the extent practicable, purchase only American-made equipment and products with the proceeds of the Loan.

(5) **Taxes**—Pay all federal, state, and local taxes, including income, payroll, real estate and sales taxes of the business when they come due.

c. Lender must require Borrower to certify that it will not, without Lender's prior written consent:

(1) **Distributions**—Make any distribution of company assets that will adversely affect the financial condition of Borrower.

(2) **Ownership Changes**—Change the ownership structure or interests in the business during the term of the Loan.

(3) **Transfer of Assets**—Sell, lease, pledge, encumber (except by purchase money liens on property acquired after the date of the Note), or otherwise dispose of any of Borrower's property or assets, except in the ordinary course of business.

ADMINISTRATOR
SMALL BUSINESS ADMINISTRATION

November 2, 2009

By: Ron Tittle, Executive Vice President, Date
a Preferred Lender, as Lender and as an agent of and on behalf of the SBA for the purpose of executing this Authorization.

**EXHIBIT "B"**

The following personal property of Jurassic Industries, Inc., wherever located, and now owned, or hereafter acquired or arising, including Proceeds and Supporting Obligations:

1. **Accounts**; and
2. **Inventory**.

**Life Insurance Policy issued on the life of Reginald Lindberg in the amount of $750,000.00.**

## EXHIBIT "C"

The real estate situated in Bosque County, Texas owned by Lindberg Land & Cattle, L.L.C., which is more particularly described below, together with all buildings, structures, and other improvements located thereon and rents and revenues therefrom:

**Tract I:**

All that certain 273.21 acre tract of land, being 143.97 acres in the Claiborne Neill Survey, A601, 38.08 acres in the John C. Poole Survey, A- 637, and 91.16 acres in the Joseph Harlan Survey, A-345, in Bosque County, Texas, being all-of that certain 63.1 acre tract one of Parcel one (save and except 5 acres), that 85 acre tract one of parcel two, that 10 acre tract one, part two of Parcel two, that 7.90 acre tract one, part three of Parcel two, and that 105.3 acre tract two of Parcel Two, described in deed from David B. Christian, trustee to Nallie E. Linberg, dated May 1, 1990, and recorded in volume 332, page 112 of the records of Bosque County, Texas, and described as follows:

Beginning at 6" pipe post fence corner post at the occupied northeast corner of the John C. Poole Survey, the southeast corner of the Claiborne Neill Survey, the northwest corner of the Joseph Harlan Survey, and the southwest corner of the Joseph Berry Survey. A- 50, the northeast corner of the said 10 acre tract, the most northerly northwest corner of the said 105.3 acre tract, the southeast corner of the said 85 acre tract, the southwest corner of an 866.11 acre tract described in deed from Zina Hoisington, executor to Richard M. Johnson, dated January 4, 2004, and recorded in volume 649, page 142 of the deed records of Bosque County, Texas, for an interior corner of this tract:

Thence N 57$^0$ 44' 56" E, along the north line of the said 105.3 acre tract and partly along fence, 2463.82' to a 6" pipe post at the occupied northeast corner of the said 105.3 acre tract, the northwest corner of a 61.88 acre tract described in deed from Mary Sue Crawson, et al to Mary Sue Crawson, et vir, dated December 28, 1993, and recorded in volume 363, page 304 of the deed records of Bosque County, Texas, for the northeast corner of this tract:

Thence S 30° 51' 46" E, along the fenced east line of the said 105.3 acre tract and the west line of the said 61.88 acre tract, 556.54' to a spike set for a corner of this tract:

Thence S 31° 23' 24" E, along the fenced east line of the said 105.3 acre tract and the west line of the said 61.88 acre tract, 1062.71' to a capped 3/8 iron rod set at a fence corner post at the southwest corner of the said 61.88 acre tract, the northwest corner of a 309.454 acre tract described in deed from Winona E. Myers, et al to Deborah Wright-Hood, dated October 31, 2003, and recorded in volume 548, page 888 of the deed records of Bosque County, Texas, for a corner of this tract:

Thence S 31° 00' 18" E, along a fence and the west line of the said 309.454 acre tract, 404.99' to a 4" pipe post at the northeast corner of a 390.55 acre tract described in deed from Gary

Becker, et al to Point Break Ranch, L.P., dated December 9, 2002, and recorded in volume 520, page 481 of the deed records of Bosque County, Texas, for the southeast corner of die said 105.3 acre tract and of this tract:

Thence along the south line of the said 105.3 acre tract and along a fence as follows:
S 78° 57' 11" W, 413.37' to a 4" pipe post:
S 79° 36' 25" W, 891.89' to a 4" pipe post:.
S 64° 46' 54" W, at 454.39' pass a 1/2 iron rod found at the northeast corner of a 67.35 acre tact described in deed from Gary Becker, et al to Aubrey Stringer, dated December 2, 2002, and recorded in volume 520, page 472 of the deed records of Bosque County, Texas, continuing a total of 1313.90' to a capped 3/8 iron rod set at the base of a crosstie fence corner post;

And S 64° 59' 29" W, at 895.67' pass a 4" pipe post in the cast line of Basque County Road No. 3310, in all 915.67' to a cotton spindle Found in the center of said road, at the northwest corner of the said 67.35 acre tract, for the southwest corner of the said 105.3 acre tract, in the east line of a former 710.5 acre tract described in deed from Edward Brown, et ux to W.O. Gloff, dated May 7, 1957, and recorded in volume 178, page 261 of the deed records of Bosque County, Texas, for the most southerly southwest corner of this tract:

Thence N 24° 00' 27" W, along the center of Bosque County Road No. 3310, 1178.85' to a capped 3/8 iron rod set at the northwest corner of the said 10 acre tract, in the south line of the said 7.90 acre tract, for a corner of this tract:

Thence S 56° 24' 34" W, along a fence and the south line of the said 7.90 acre tract, at 2882.18' pass a 3" pipe post on the high bank of the Bosque River, in all 3135.00' to a point in the center of the Bosque River, for the southwest corner of the said 7.90 acre tract, the northwest corner of the said 710.3 acre tract, for the most westerly southwest corner of this tract:

Thence along the center of the Bosque River as follows:
61° 34' 18" W, 312.53':
71° 36' 15" W, 219.98':
83° 55' 37" W, 130.69':
77° 34' 20" W, 202.50':
74° 21' 08" W, 221.05':
65° 03' 43" W, 148.07':
And N 55° 54' 24" W, 74.61' to the northwest corner of the said 85 acre tract, the southwest corner of a 153.5 acre tract described in said Johnson deed, for the northwest corner of this tract:

Thence N 03° 15' 52" E, at 128.86' pass a capped 3/8 iron rod set at the beginning or a fence on the east bank of the Bosque River, continuing along a fence, 796.86' to a capped 3/8 iron rod set for a corner of this tract:

Thence N 58° 50' 33" E, along the north line of the said 85 acre tract, the said 63.1 acre tract, 3822.40' to the northwest corner of a 5.00 acre tract save and excepted from the said 63.1 acre tract, for the. most northerly northeast corner of this tract, from which a 4" pipe post bears N 33° 13' 05" W, 0.69':

Thence S 33° 13' O5" E, along a. fence and the west line of the said 5.00 acre tract, 515.51' to the southwest corner of the said 5.00 acre tract, from which a set spike hears S 57° 36' 04" W, 0.63':

Thence N 59° 47' 38" E, along the south line of the said 5.00 acre tract, 459.56' to a corner of this tract in the center of Bosque County Road No. 3310, for a northeast corner of this tract:

Thence S 32° 52' 42" E, along the east line of the said Neill Survey and the east line of the said 85 acre tract, and along the said county road, at 445.24' pass a 6" pipe fence corner post at a bend in said county road, continuing along a fence a total of 894.58' to the point of beginning and containing 273.21 acres of land, including approximately 3.35 acres within Bosque County Road No. 3310, and approximately 0.95 acres lying between the centerline of the Bosque River and the gradient boundary of said river (possible state ownership).

**Tract II:**

All that certain 61.70 acre tract of land in the Claiborne Neil Survey, A- 601, in Bosque County, Texas, being all of that certain 60.5 acre tract two of parcel one described in deed from David B. Christian, trustee to Nallie E. Linberg, dated May 1, 1990, and recorded in volume 332, page 112 of the official public records of Bosque County, Texas, and described as follows:

Beginning at point in the neuter of Bosque County Road No. 3325, at the northeast corner of the said 60.5 acre tract, the northwest corner of a 153.5 acre tract described as tract one in deed from Zina Hoisington, executor to Richard M. Johnson, dated January 4, 2004, and recorded in volume 649, page 142 of the deed records of Bosque County, Texas, for the northeast corner of this tract:

Thence S 31° 50' 33" E, along the east line of the said 60.5 acre tract, at 16.39' pass a capped 3/8 iron rod set in the south line of Bosque County Road No. 3325, continuing along a fence, at 1064.10' pass a spike set in a 20" pecan tree used as a fence corner, in all 1176.25' to a point in the centerline of a slough, for the southeast corner of this tract

Thence along the center of the said slough and the south line of the said 60,5 acre tract as follows:
S 17° 14' 11"W, 192.45':
N 57° 06' 25" W, 223.59':
S 08° 19' 54" W, 35.67':
S 45° 23' 06" W, 66.39':
S 60° 48' 08" W, 140.83':
S 28° 54' 59" W, 119.36':
S 14° 57' 09" E, 77.72':
S 16° 57' 44" W, 81.76':
S 09° 16' 41" E, 51.55':
S 24° 58' 44" W, 78.95':
S 05° 14' 08" E, 69.74':
S 28° 44' 29" W, 114.45';
S 18° 55' 34" W, 157.40':
S 37° 10' 52" W, 170.90':

And S 04° 41' 16" E, 116.37' to a point in the center of the Bosque River and at the southwest corner of the said 60.5 acre tract:

Thence along the center of the Bosque River and the west line of the said 60.55 acre tract as follows:
N 72° 30' 13" W, 290.28':
S 89° 09' 07"W, 367.29':
N 56° 57' 13" W, 268.15':
N 36° 48' 10" W, 239.78':
N 08° 37' 10" W, 351.94':
N 68° 44' 02" W, 462,19':
N 87° 41' 00" W, 153.10':
And S 88° 28' 22" W, 331.75' to the northwest corner of the said 60.5 acre tract and of this tract:

Thence N 59° 09' 20" E, along the north line of the said 60.5 acre tract, at 224.19' pass a 6" pipe post on the east top bank of the said river, continuing along a fence, at 2096.17' pass a 6" pipe post at the end of said fence, continuing along the center of Bosque County Road No. 3325 a total distance of 2399.55' to the point of beginning and containing 61.70 acres of land, including 0.10 acres within Bosque County Road No. 3325 and approximately 1.57 acres lying between the centerline of the Bosque River and the gradient boundary of said river (possible state ownership).

# EXHIBIT 6.6

**JURASSIC INDUSTRIES, INC.**
**LINDBERG LAND & CATTLE, LLC**
**902 SOUTH U.S. HIGHWAY 81/287**
**DECATUR, TEXAS 76234**

November 26, 2012

First Community Bank, N.A.
3 Sugar Creek Center Blvd #200
Sugar Land, Texas 77478
Attn: Barry Anderson

**Re: Loan Agreement, dated December 9, 2009**

Dear Mr. Anderson:

Reference is made to that certain loan agreement, dated December 9, 2009, by and between First Community Bank, N.A. (the "Lender"), Jurassic Industries, Inc. and Lindberg Land & Cattle, LLC (collectively, "Borrower"). The purpose of this letter is to set forth our mutual understanding that the current and prior sales of equity securities by Jurassic Industries, Inc. ("Jurassic") is not a violation of the Loan Agreement. All terms defined in the Loan Agreement shall have the same meaning when used in this Letter unless otherwise defined herein.

Pursuant to Section 7(b) of the Loan Agreement, until the Note and all other obligations and liabilities of the Borrower under the Loan Documents are fully paid and satisfied, Borrower, and each Guarantor to the extent that the stated action or information relates to such Guarantor, will not, without the prior written consent of the Lender, change the ownership structure of or ownership of the equity interests of the Borrower. By way of this Letter, the Lender hereby (i) waives any failure of Borrower to obtain the consent of the Lender pursuant to Section 7(b) of the Loan Agreement prior to the issuance of any equity securities by Jurassic on or prior to the date of this Letter, (ii) provides its consent in accordance with Section 7(b) for the change in the ownership structure of or ownership of the equity interests of the Borrower as a result of any issuance of equity securities by Jurassic on or prior to the date hereof and (iii) provides its consent in accordance with Section 7(b) for the change in the ownership structure of or ownership of the equity interests of the Borrower as a result of any issuance of equity securities by Jurassic that may occur on or after the date hereof, provided the issuance of any equity securities on or after the date hereof shall not exceed, aggregate gross proceeds of $5,000,000 to Jurassic.

This letter agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

Very Truly Yours,

JURASSIC INDUSTRIES, INC.

By:____________________________
Name: Reg Lindberg
Title: Chief Executive Officer

LINDBERG LAND & CATTLE, LLC

By:____________________________
Name: Reg Lindberg
Title: Member/CEO

**AGREED AND ACKNOWLEDGED:**

FIRST COMMUNITY BANK, N.A.

By:____________________________
Name: Barry Anderson
Title: Executive Vice President